UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

YAYYO, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10654

Delaware	81-3028414
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

433 North Camden Drive, Suite 600	90210
Beverly Hills, California	(Zip Code)
(Address of principal executive offices)

(310) 926-2643

Registrant’s telephone number, including area code

COMMON SHARES

(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this annual report.

The forward-looking statements included in this annual report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	Our ability to effectively execute our business plan, including without limitation our ability to fully develop our business model, products and service offerings, and respond to the highly competitive and rapidly evolving marketplace and regulatory environment in which we intend to operate;

●	Our ability to manage our research, development, expansion, growth and operating expenses;

●	Our ability to evaluate and measure our business, prospects and performance metrics, and our ability to differentiate our business model and service offerings;

●	Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving ridesharing industry as an App, or as a transportation network company (“ TNC ”);

●	Our ability to respond and adapt to changes in technology and customer behavior; and

●	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

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Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this annual report on Form 1-K and the risk that actual results will differ materially from the expectations expressed in this annual report on Form 1-K will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report on Form 1-K, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this annual report on Form 1-K, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report on Form 1-K will be achieved.

Item 1.	Business

The Company was formed on June 21, 2016 under the name “YayYo, LLC,” which was converted into a Delaware corporation pursuant to the unanimous written consent of our former manager and members in a transaction intended to be tax-free under the Internal Revenue Code (the “Conversion”). Pursuant to the Conversion, the members of YayYo, LLC have assigned, transferred, exchanged and converted their respective limited liability company membership interests of YayYo, LLC, to the Company in exchange for common stock, par value $0.000001 per share, of the Company. All of the YayYo, LLC’s liabilities and assets, including its intellectual property, were automatically transferred to the Company and the Company has assumed ownership of such assets and liabilities upon the filing of the “Certificate of Conversion from a Delaware Limited Liability Company to a Delaware Corporation” with the State of Delaware pursuant to Section 265 of the Delaware General Corporation Law. The Company now operates as a “C” corporation formed under the laws of the State of Delaware.

Our mailing address is YayYo, Inc., 433 North Camden Drive, Suite 600, Beverly Hills, California 90210 and our telephone number is (310) 926-2643. Our website address is www.yayyo.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Report.

Business Overview

The Company is a holding company operating through its wholly-owned subsidiaries, including Distinct Cars, LLC, a Delaware limited liability company (“Distinct Cars”), Savvy LLC, a Delaware limited liability company (“Savvy”), Rideyayyo LLC, a Delaware limited liability company (“Rideyayyo”) and Rideshare Car Rentals LLC, a Delaware limited liability company (“Rideshare”). Until June 30, 2017, we were focused on the development and commercialization of a single sign-on metasearch “ridesharing” application for smartphone users that seeks to provide price comparison and bookings of available ridesharing and taxi services along with select limousine and other public and/or private transportation services (“Metasearch App”).

As of the date of this Report, the Company had completed the development of the Rideshare marketplace Metasearch App. Due to partner limitations and other rationale, the Company has no further intention to continue the development or marketing of the Metasearch App.

On August 12, 2017, we announced we were shifting our primary focus in the transportation/ridesharing industry from from the development of the Metasearch App. We have no intention of continuing this business direction. As of the date of this Report, the Company’s operating business segments include (i) an online rideshare vehicle booking platform to service the ridesharing economy through the Company’s wholly-owned subsidiary Rideshare (the “Rideshare Platform”), and (ii) the leasing of a fleet of standard passenger vehicles to be made commercially available for rent through the Company’s wholly-owned subsidiary Distinct Cars (“Fleet Management”). Through the Company’s wholly-owned subsidiaries Rideshare and Distinct Cars, the Company seeks to become the leading provider of a standard rental vehicle and services to drivers in the ridesharing economy.

Rideshare Rental E-Commerce Platform

On October 31, 2017, the Company created the wholly-owned subsidiary, Rideshare to incubate the concept of Rideshare Platform, a proprietary, rideshare vehicle booking platform to rent standard passenger vehicles to self-employed ridesharing drivers. The Company has now deployed and launched the Rideshare Platform on the Company’s e-commerce website Ridesharerental.com (http://www.Ridesharerental.com). Further, the Rideshare Platform also commercially markets the Company’s own fleet of cars as well as other fleet owners and selected individual car owners. The Rideshare Platform bookings service provides all standard passenger car owners with a financial opportunity to monetize personally owned vehicles by renting them out to ridesharing economy drivers. Our business strategy with our operating Rideshare Platform is to continue developing our brand around becoming the TNC vehicle rental network for the ridesharing economy that matches the owners and/or operators of passenger vehicles (including the Company’s fleet of maintained vehicles) to existing or prospective ridesharing economy drivers. The Company initially launched the Rideshare Platform in Los Angeles, CA and has since to launched in three additional cities.

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The Rideshare Platform leverages technology to connect the owners and/or operators of standard passenger vehicles (including the Company’s fleet of maintained vehicles) to existing or prospective ridesharing drivers. The platform’s functionality provides ridesharing drivers with access to certain data emitted from their respective Company rental vehicle(s) through a personal Rideshare rental dashboard. Vehicle owners can also access and manage data emitted from their personal vehicle(s) under rental to a third-party from the Rideshare Platform inventory dashboard and can further manage the other aspects of the vehicle rental transaction through the Rideshare Platform. Further, customers renting vehicles on the Rideshare Platform can also access rental extension options through the Rideshare Platform. All transactional aspects of the rental vehicle(s) (including, but not limited to, background checks, terms, deposits and insurance costs) are run securely through the Rideshare Platform. In addition, our Rideshare website located at Ridesharerentals.com (http://www.ridesharerental.com) not only effectively monetizes Company-owned vehicle fleets, made available under our Fleet Management business, but also generates revenue by charging transactional fees to other vehicle owners and ridesharing economy drivers for all rental transactions consummated on the Rideshare Platform. The Rideshare Platform is available on desktop, iOS and Android devices. The development and functionality of our mobile applications are a material component to our business as drivers are more likely to transact via mobile devices.

Most importantly, all standard passenger vehicles made available on the Rideshare platform are fully qualified by the Company and guaranteed to meet the necessary Ridesharing Qualification Requirements imposed on ridesharing economy drivers by the private ridesharing TNCs. The Company mission seeks to put more prospective ridesharing drivers on roadways by providing ridesharing drivers with fully inspected vehicle offerings that are guaranteed to meet the Ridesharing Qualification Requirements.

Further, the Company’s car liability and physical damage insurance policies (“Company Insurance Policies”) cover both third-party vehicle owners as well as ridesharing drivers under rental contract. The Company Insurance Policies provide insurance on all listed Rideshare rental vehicles, provided that the Company Insurance Policy coverage is suspending during periods when the ridesharing driver under rental contract with the Company is actively operating on either the Uber or Lyft platform. During these periods when ridesharing drivers are actively operating Rideshare rental vehicles on either the Uber or Lyft platforms, coverage under the Company Insurance Policies are subordinate to the vehicle insurance coverage provided by Uber, Lyft or such other TNCs.

The Company believes that due to the development of the ridesharing economy and its anticipated growth trajectory, the commercial ridesharing economy market will reward the Company as an early entrant to the third-party vehicle rental business. Under the Rideshare Platform we intend to become the go-to booking destination and brand for ridesharing economy vehicle rentals in a TNC marketplace that connects owners and/or operators of standard passenger vehicles with ridesharing economy drivers. We believe that our product and service offerings on the Rideshare Platform will continue to be an attractive proposition for all ridesharing economy drivers either simply requiring a standard passenger vehicle to operate or otherwise struggling to qualify their personal vehicles under the Vehicle Inspection Requirements. Further, we believe that the Company will require additional capital investment to continue funding Rideshare, the Rideshare Platform or ridesharerental.com (http://www.ridesharerental.com), including technology, payments and advertising, for purposes of continuing to develop and scale the Rideshare Platform and business. Further, we believe there is an immediate opportunity and necessity to grow and scale the Rideshare Platform in new geographical territories for purposes of developing and strengthening the Company’s brand and competitive advantage in the ridesharing economy vehicle rental market. For more information see “Risk Factors.”

Insurance Policy

As of the date of this Report, the Company together with a Managing General Underwriter (“MGU”) maintains an insurance policy on behalf of the Company. Under the policy the MGU will handle all back-end insurance generation and processing through an API connection with the Company’s databases. We believe that this MGU insurance policy has made it possible for us to launch our Rideshare Platform, which will also allow the Company to have other third-party fleet owners supply vehicles to drivers through our platform and have them covered under the terms of our insurance policy. Our insurance policy provides physical damage and liability coverage to all rideshare drivers and fleet owners under the Rideshare Platform. Under the terms of our policy, ridesharing drivers acquiring rental vehicles under our Rideshare Platform as well as owners of the rental vehicles are provided with an insurance ID card that lists each parties name and the vehicle VIN number. Further, customers to our Rideshare Platform pay daily (for the duration of the rental period) to become designated as a supplemental insured party under the Company’s insurance policy. Under the terms of our policy, insurance coverage is valid from the date of commencement of the rental period up until the date that the vehicle is returned.

Ambassador Referral Program

The Company has further enhanced the monetization of the Rideshare Platform by creating and deploying the Rideshare Rental Ambassador program. Drivers renting cars from our Rideshare Platform can join the Ambassador program and refer other potential drivers and prospective customers to rent from the Rideshare Platform, providing our customers with additional income opportunities. The Company has designed and deployed a referral commissions team matrix that allows for both depth and breadth of commissionable referrals for the participating driver. As participating drivers add additional referred drivers to their down line, they progress in gaining additional levels of commission rewards. Eventually they are able to earn a free vehicle rental from Rideshare as a premium reward. This program requires that the driver continues to rent their vehicle from Rideshare in order to continue receiving commissions from other drivers’ rentals under the Ambassador’s down line. For further details on our Ambassador Referral Program, please visit http://www.Ridesharerental.com/company/ambassador-program-terms-conditions.

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Fleet Management Business

On June 10, 2017, the Company formed the wholly-owned subsidiary, Distinct Cars for purposes of developing a fleet management business. The Company’s Fleet Management business maintains a fleet of brand new standard passenger vehicles to be subsequently rented directly to drivers in the ridesharing economy through the Rideshare Platform. The Company’s fleet of vehicles, under lease contract and maintained by Distinct Cars, as well as other third-party vehicles will be made commercially available for rental bookings on the Rideshare Platform as well as on other third-party e-commerce booking platforms and/or through strategic partnerships and relationships. The Company seeks to provide drivers in the ridesharing economy with full-service vehicle rentals and fleet contract maintenance solutions for commercial standard passenger vehicles.

The Company’s material operations for the Fleet Management business are primarily conducted in the State of California. As a provider of comprehensive, integrated vehicle rental and fleet management solutions, the Fleet Management business markets and manages short and long-term vehicle rentals to ridesharing economy drivers located in Los Angeles County.

The Company is focused on operating, developing and investing in its vehicle rental business with a focus on marketing directly to the peer-to-peer car sharing and ridesharing industry professionals. The Company is capable of meeting customers’ needs, including but not limited to a guaranty that all vehicles maintained under the Fleet Management business will comply with and pass the Ridesharing Qualification Requirements. Our Fleet Management product and service offering includes full-service vehicle rental(s) and contract maintenance, along with distribution center management and transportation management service. As of the date of this Report, the Company’s customer base is primarily ridesharing drivers located within Los Angeles County that are operating and performing driving services on behalf of a host of the private ridesharing TNCs (primarily Lyft and Uber). While our Fleet Management business is primarily concentrated within the State of California, Los Angeles County, the Company intends to expand our Fleet Management services and product offerings nationally.

In August 2017, following our announcement that we were shifting our primary corporate operations, we entered into a leasing arrangement for an initial group of twelve (12) vehicles, with the intent of testing our fleet management concept within the ridesharing industry. Following the Company’s proof on concept period, we expanded our Fleet Management business in December 2017 by adding an additional 135 vehicles to our fleet of vehicles. As of the date of this Report, our full-service vehicle rental and contract maintenance under our Fleet Management segment is the Company’s main operating line of business and primary revenue generating business segment. As of July 31, 2018, the Company Fleet Management business manages a fleet of approximately 190 vehicles under lease contract. During fiscal year 2017, professional ridesharing drivers contracted with private ridesharing TNCs for vehicle rental periods generally ranging from less than three days to six months. The rental vehicles made commercial available to customers by the Company are configured and guaranteed to be compliant with the Vehicle Inspection Requirements imposed on ridesharing vehicles by the private ridesharing TNCs (specifically, Uber and Lyft).

The Company believes that customers will rent vehicles offered by our Fleet Management business in order to reduce the complexity, cost and total capital associated with vehicle ownership. Further, we believe that due to our market focus on the ridesharing industry and the additional imposition of the Ridesharing Qualification Requirements imposed on ridesharing vehicles by the dominant private ridesharing TNCs, customers will be further incentivized to rent our Fleet Management vehicles to guarantee compliance with the Ridesharing Qualification Requirements.

Under a full-service rental agreement, the Company provides and fully maintains the vehicle, which is generally specifically configured to meet the Ridesharing Qualification Requirements. The services provided under full-service rental and contract maintenance agreements generally include preventive and regular maintenance, advanced diagnostics, emergency road service, fleet services, and safety programs, through our company-operated facilities.

Fleet Management Software

The Company has been an early adopter of technologies to leverage the Fleet Management business. To ensure that the Company’s fleet of vehicles meet and comply with the Ridesharing Qualification Requirements and transmit relevant data our customers, the Company has fit its Fleet Management vehicles with fleet management GPS solution software, providing open platform fleet management solutions to businesses of all sizes. These full-featured solutions help the Company manage their drivers and vehicles by extracting accurate and actionable intelligence from real-time and historical location trip data. The telematics solutions for fleet optimization provide our Fleet Management vehicles with fitted software analytics and data involving (i) fuel efficiency; (ii) management of vehicle maintenance and (iii) prevention of vehicle wear and tear.

Commercial Partnership Programs

The Company has become a member of a commercial partnership program with Hyundai USA, a subsidiary of the Hyundai Motor Group. Hyundai provides and sells its vehicles in the United States through its subsidiary Hyundai USA (collectively, “Hyundai”).

In June of 2017, the Company joined a commercial partnership program hosted by Hyundai as a commercial partnership member for purposes of developing the Company’s Fleet Management segment. Under the terms of the Hyundai partnership program, Hyundai will extend special pricing of fleet vehicles to program members to be subsequently sold to the Company through selected Hyundai dealerships. The Company believes that the Hyundai commercial fleet management program will provide the Company with competitive pricing options on all purchases for brand-new Hyundai vehicles under lease and priority status on the availability and delivery of all Hyundai vehicles to be made through selected Hyundai dealerships, including but not limited to Penske Automotive. The Company’s status as a commercial partnership member with Hyundai under the commercial fleet management program is a non-exclusive and non-binding arrangement between Hyundai and the Company.

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The Hyundai vehicles to be purchased under the Hyundai fleet management program and delivered pursuant to the Penske Automotive fleet management program are being financed and leased to the Company by ACME Auto Leasing. Under the Company’s leasing agreements with ACME Auto Leasing, the Company acquires the right to title and possession of the Hyundai vehicles under a standard three-year leasing agreement with ACME Auto Leasing, LLC, in exchange for competitive pricing under all leases, with a $1 optional residual purchase at the end of the three-year lease term. Further, in exchange for attractive pricing from ACME Auto Leasing, LLC, on all leased Hyundai vehicles the Company has granted 350,000 shares of common stock to ACME Auto Leasing, LLC, under the terms of a Side Agreement.

The Company believes that availability of the Hyundai commercial partnership program is a key relationship for the Company’s continuing operations. Any termination or suspension of our membership to the Hyundai commercial partnership program may potentially result in increases to the Company’s cost of revenue which may have a material impact on the Company’s operating expenses. For more information please see the section entitled “Risk Factors.”

The Company has also entered into a commercial partnership program hosted by Penske Automotive Group, Inc., (“Penske Automotive”). Penske Automotive is a global transportation services company that operates automotive and commercial truck dealerships principally in the United States, Canada and Western Europe, and distributes commercial vehicles, diesel engines, gas engines, power systems and related parts and services principally in Australia and New Zealand.

In June 2017, the Company became a member of a Penske Automotive commercial fleet management program, operated by Penske Automotive dealerships, for purposes of providing fleet management services to the Company. Under the Penske Automotive fleet management program, the Company has been offered certain fleet management services to be provided by Penske Automotive on all registration of vehicles bought through the dealership by the Company for purchased vehicles, including the delivery of all brand-new Hyundai vehicles to the Company. The Company’s membership arrangement with Penske Automotive under the commercial fleet management program is non-exclusive and non-binding and the Company intends to enter into several similar arrangements with national car dealerships in the future in order to acquire and enter into similar vehicle leasing arrangements.

The Ridesharing Industry

At the most basic level, real-time ridesharing is a service that arranges one-time shared rides on short notice. Traditionally, ridesharing arrangements between two or more unrelated individuals for commuting purposes have been relatively inflexible, long-term arrangements. These commuting arrangements will establish reasonably fixed departure time schedules and driving responsibilities. The complexity of work and social schedules and the perceived increase in vehicle trip complexity, such as trip chaining, has made this type of commuting arrangement much less desirable. “Real-time” ridesharing attempts to provide added flexibility to ridesharing arrangements by allowing drivers and passengers to partake in occasional shared rides. The internet-connected, global positioning system (“GPS”) enabled device automatically detects your current location, takes the home location that you have programmed in previously and searches the database for drivers traveling a similar route and willing to pick up passengers. According to Wikipedia.org, “real-time” ridesharing is defined as “a single, or recurring ridesharing trip with no fixed schedule, organized on a one-time basis, with matching of participants occurring as little as a few minutes before departure or as far in advance as the evening before a trip is scheduled to take place”.

A number of TNCs located in San Francisco premiered apps for real-time ridesharing in early 2010. Several TNCs were introduced that were advertising as ridesharing, but in fact dispatched commercial operators similar to a taxi service. Transportation industry experts have frequently referred to these services as “ridesourcing” to clarify that drivers do not share a destination with their passengers. Rather, the “ridesourcing” app simply outsources rides to available commercial drivers. In 2013 an agreement was reached with California Public Utilities Commission creating a new category of service called “Transportation Network Companies” or “TNCs” to cover both real-time and scheduled ridesharing companies. Transportation Network Companies have faced regulatory opposition in many other cities, including Los Angeles, Chicago, New York City, and Washington, D.C, among others.

“Ridesharing” has been controversial, variously criticized as lacking adequate regulation, insurance, licensure, and training. One of the main so-called ridesharing (but actually ridesourcing) firms, Uber, was banned in Berlin and a number of other European cities. Opposition may also come from taxi companies and public transit operators because they are seen as alternatives. Early real-time ridesharing projects are believed to have begun in the 1990s, but they faced obstacles such as the need to develop a user network and a convenient means of communication. Gradually the means of arranging the ride shifted from telephone to internet, email, and smartphone; and user networks were developed around major employers and universities. As of 2006, the goal of taxi-like responsiveness still generally eluded the industry; “next day” responsiveness was generally considered the state of the art.

The term “ridesharing” was starting to become a misnomer, they’re a lot more like successful private cab or taxi businesses that cater to a smartphone-toting clientele and actively rival traditional cab or taxi companies and having reliable and affordable door-to-door transportation in general can help expand car-free living. Given the fast rise of smartphone adoption globally, ridesharing’s success doesn’t come as a surprise. But there are many reasons why customers prefer to book those services versus taxis. Among those are a clear overview of pricing prior to booking, the ease and convenience of “one-tap” rides, the ability to monitor and follow drivers on map displayed on the user’s smartphone, the convenience of a cashless transaction, fare splitting, and feedback options. The premier and probably most well know ridesharing service, Uber, was born when its founders became annoyed that they could not get a taxi in Paris. By eliminating the antiquated taxi dispatch system through technology (call and book taxi, call to request driver’s location, call when taxi doesn’t arrive), the founders of Uber created an innovative technology alternative to the traditional taxi dispatch system that has been widely adopted by users worldwide. By eliminating a key piece of the supply chain and streamlining efficiencies for the users, Uber was able to completely disrupt a century-old taxi industry. In essence, Uber and Lyft are really the two companies that dominate the market and Uber so far has won across the board: access, driver experience, customer experience, brand and funding.

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The growth of the ridesharing economy has resulted in increasing consumer demand for ridesharing services, provided by Transportation Network Companies (“TNCs”) such as Lyft, Gett and Uber, that offer a ridesharing economy service through mobile applications.

Ridesharing apps connect people who need a ride with people who have a vehicle and time to drive - notably, not necessarily people who are licensed taxi drivers. Ridesharing TNCs like Lyft, Gett and Uber provide a smartphone app that lets consumers hail a ride, set their destination, and pay without leaving the app itself. The benefits to the consumer are ease of use, availability of rides, and sometimes lower prices than traditional taxis. Many companies require at least some sort of certification for the drivers and take a portion of the drivers’ fares. Ridesharing drivers can choose when they work (though they can receive bonuses for logging a certain number of hours) and provide their own vehicles. In the United States, ridesharing companies argue that the work-when-you-want arrangement qualifies drivers as contractors, not employees. Despite legal battles and controversy over surge pricing, ridesharing companies have exploded in popularity, both in the U.S. and internationally. Early entrants in the TNC app space, like Uber and Flywheel, were founded around 2009. Overall, the industry has raised more than $10 billion in venture funding.

We believe that we have strong economic prospects by virtue of the following dynamics of the industry:

●	Continued Growth in Ridesharing Market. The ridesharing services market has grown faster, gone to more places and has produced robust growth and consumer traffic figures since commercial introduction in approximately 2009. The pace of growth is also picking up. It has been reported that Uber took six (6) years before it reached a billion rides in December of 2015, but it took only six (6) months for Uber to get to two billion rides. In the U.S., the number of users of ridesharing services is estimated to increase from 8.2 million in 2014 to 20.4 million in 2020, producing a compounded annual growth rate (“CAGR”) of approximately 13.92% over the seven-year period.

●	Globalization of Ridesharing. In the same vein, ridesharing which started as an experiment in California has grown into a global marketplace over a short period of time. Asia has emerged as a geographical territory to drive future growth. For example, Didi Chuang, the Chinese ridesharing company, completed 1.43 billion rides just in 2015 and it now claims to have 250 million users in 360 Chinese cities. Ridesharing is also acquiring deep roots in both India and Malaysia, and is making advances in Europe and Latin America, despite regulatory pushback.

●	Expanding Choices. Consumer options in ridesharing are expanding to attract an even larger audience, such as carpooling and private bus services. The expansion of consumer options has also attracted mass transit customers to more expensive luxury options. In addition, it has been reported that dominant TNC businesses are experimenting with pre-scheduled rides and multiple stops on single trip gain to meet customer needs. Our Fleet Management business and fleet of rental vehicles are designed to put more certified ridesharing vehicles on the roadways to meet the increasing consumer demand of the availability of ridesharing services.

Regulation of the Ridesharing Industry

In the current ridesharing marketplace, often times the TNCs (such as Uber or Lyft) generally takes the place of government in enforcing standards for drivers and vehicles, though two (2) states and the District of Columbia now have basic driver background and minimum insurance requirements in place for TNCs. Each TNC has its own regulations at the corporate level. However, in many instances, state, local or federal governments are beginning to seriously assess the ridesharing industry and it is likely that regulations and mandated standards are imminent. For more information see section “Vehicle Registration Requirements.”

Our Opportunity

The increasing demand for ridesharing services has produced an increase in demand by TNC businesses for more ridesharing drivers and vehicles on the road at any given time. The growing demographic of ridesharing drivers, as determined on a global basis, has drawn ridesharing drivers to the ridesharing marketing to perform services for a host of private TNC businesses focused on ridesharing, such as Uber and Lyft. The Company believes that private ridesharing TNC businesses are hiring more than 50,000 drivers a month to keep pace with the current commercial demand for ridesharing services.

Complicating this matter further, many potential ridesharing drivers drawn to the ridesharing market are being rejected or turned away from employment by the private ridesharing TNCs on account of the fact that the driver’s personal vehicles fail to meet the Ridesharing Qualification Requirements imposed on all ridesharing vehicles by the private ridesharing TNCs. Private ridesharing TNCs impose certain vehicle safety tests and precautions on all ridesharing vehicles to be utilized by drivers under employment with the private ridesharing TNCs. Generally, the TNCs impose certain standard requirements on all ridesharing drivers and their respective vehicles (the “Driver Qualification Requirements”) as well as additional vehicle safety tests, inspections and precautions on all ridesharing vehicles to be utilized by drivers under employment with the private ridesharing TNCs (the “Vehicle Qualification Requirements”, together with the Driver Qualification Requirements, the “Ridesharing Qualification Requirements”). For more information see “Ridesharing Qualification Requirements”. The Company estimates that approximately 30%-50% of potential ridesharing drivers do not own or have rights or access to a car or vehicle that will meet the Ridesharing Qualification Requirements. Further, the Company believes that this is resulting in a shortfall of ridesharing drivers on the road at any given time. Private ridesharing TNCs have responded to this issue by actively pursuing programs to get eligible ridesharing drivers into qualified cars that meet the Ridesharing Qualification Requirements. The Company believes that the TNC line of business and immense capital requirements in developing a fleet management business to service the growing ridesharing industry on such a large scale will restrict the ability of the private ridesharing TNCs to dominate the ridesharing vehicle rental market. Further, despite the financial resources and scale of the dominant TNCs in the ridesharing business, the Company believes that third-party vehicle rental providers are a necessity to the growth and service of a robust ridesharing market.

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Ridesharing Qualification Requirements

The TNCs generally impose a host of requirements on potential ridesharing driver applicants seeking employment with TNCs such as Uber and/or Lyft. For example, prior to becoming a ridesharing driver, Uber and Lyft impose similar uniform requirements on all ridesharing vehicles and drivers. Generally, the ridesharing driver must meet the following standard requirements (collectively, the “Driver Qualification Requirements”):

●	The ridesharing driver must obtain a minimum age of 21 years old;

●	The ridesharing driver’s vehicle must be a four-door car made in year 2007 or newer (in most cities- 2002 or newer for Los Angeles, Orange County, San Francisco);

●	The ridesharing driver must have in-state auto insurance with the driver’s name on the policy;

●	The ridesharing driver must have an in-state driver’s license, licensed in the US for at least one year;

●	The ridesharing driver must have in-state plates with a current registration (commercial plates are acceptable as well);

●	The ridesharing driver must have a clean driving record;

●	The ridesharing driver must pass on the background check;

●	The ridesharing driver’s vehicle must pass the Cosmetic Qualification Requirements.

In addition, the TNCs may impose cosmetic guidelines on all ridesharing vehicles providing ridesharing services on behalf of the private ridesharing company. Certain cosmetic features may prevent a potential ridesharing driver’s vehicle from qualifying under the vehicle inspection on account of the following: (i) the vehicle includes a full-body wrap containing advertisements, or any large ads; (ii) the vehicle has holes or damage to the exterior; (iii) the vehicle has taxi decals or taxi-style paint; (iv) the vehicle has significant damage to the interior (including any torn seats, large permanent stains, strong permanent odors); (v) the vehicle has paint oxidation; or (vi) the vehicle has different colored hoods/doors; (vii) the vehicle has objectionable aftermarket modification (collectively, “Cosmetic Qualification Requirements”).

In addition to the Driver Qualification Requirements, private ridesharing companies also require all potential ridesharing drivers to undergo a vehicle inspection test on all personal driver vehicles to be used by the potential ridesharing driver to perform ridesharing services on behalf of the private ridesharing company. In order to become a Uber or Lyft driver, a potential ridesharing driver’s vehicle generally must pass the 19-point vehicle inspection to confirm that it meets the private ridesharing companies requirements (the “Vehicle Qualification Requirements”, together with the Driver Qualification Requirements, the “Ridesharing Qualification Requirements”).

A 19-point inspection is a standard vehicle inspection procedure to check a car in 19 specific areas to ensure that it conforms to safety and operational requirements. While the 19 points are the same for different companies, their procedures differ slightly. The process also varies based on the geographical location where the inspection is performed. The 19 points of the vehicle checked for inspection include headlights, tail-lights, indicator lights, stop lights, foot brakes, emergency/parking brake, steering mechanism, windshield, heat and air conditioning, front, rear and side windows, front seat adjustment mechanism, door controls (open, close, lock), horn, speedometer, body condition/ damage, muffler and exhaust system, condition or tires, interior and exterior rear-view mirrors and safety belts for driver and passengers. Any vehicle having a problem or issue with any of the inspection points will generally not pass the vehicle inspection and will be refused the opportunity to become a ridesharing driver for the private ridesharing company.

Company Growth Strategy

Our long-term strategy is focused on four priorities: expanding and diversifying our revenues; improving our operating effectiveness; enhancing the customer experience; and disciplined capital management.

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Expand and Diversify Revenues —Our strategy to achieve ongoing growth is driven by initiatives that expand and diversify our revenues through customer- and market-focused initiatives. We are actively working to expand our Fleet Management business, Rideshare Platform and diversify our equipment rental fleet with a broader mix of vehicles to increase in the range of customer options and markets we serve. In addition, we seek to grow our Rideshare business which seeks to connect the owners and/or operators of standard passenger vehicles to existing or prospective ridesharing drivers. We will continue to offer a comprehensive equipment rental fleet to maintain our market leadership. We plan to expand our footprint from Los Angeles, throughout California and then to the rest of North America, with a focus on increasing the following: (i) the number of major geographical markets served on our Rideshare platform; (ii) the number of vehicles maintained and managed under the Company’s Fleet Management business; and (iii) to continue to reconfigure existing locations with fleet and expertise tailored to local markets. Our footprint expansion will include locations served under our Rideshare Platform and Fleet Management business to better support our growing ridesharing rental business. We will continue to pursue initiatives that allow us to drive sales through our existing locations and geographical territories.

Improve Operating Effectiveness—We are focused on generating continuous improvement across our operations, with an emphasis on building a strong safety culture, fleet management business, e-commerce bookings website, fleet availability and improving margins. We are continuing to build a highly professional and technology-enabled sales force and to optimize our sales territories to support our revenue growth objectives. We will continue to improve the effectiveness of our sales team with focused training, strong customer relationship management capabilities, and ongoing technology enhancements.

Enhance the Customer Experience—We seek to differentiate our business by delivering a superior customer experience through the variety and quality of the vehicles and services we offer, the ease of doing business with us and the added value we offer through services, products and technologies. Our focus on quality vehicle brands tailored to meet the Vehicle Qualification Requirements of the ridesharing industry is intended to meet the preferences of ridesharing drivers, including the expectations for reliable, safe, efficient and effective maintained vehicles. We expect to add more expertise across our team to help our customers achieve the best results for their projects. In developing and providing vehicle rental related technologies, we are focused on meeting customer expectations related to convenience and on-demand access to data and information.

Disciplined Asset Management—We manage our vehicle rental fleet to optimize the timing of fleet rentals, repairs and maintenance, while at the same time satisfying our customers’ needs. Through continued use and development of our disciplined approach to efficient fleet management, we seek to maximize our utilization and return on investment.

Intellectual Property

We generally rely on trademark, copyright and trade secret laws and employee and third-party non-disclosure agreements to protect its intellectual property and proprietary rights. We are currently in the process of pursuing trademark protection for our name and logos in the United States. Although we believe that our pending trademark applications will be granted by the United States Patent and Trademark Office, there can be no assurance that any trademarks will be granted or that any trademark relied upon by us in the future, if any, will not be challenged, invalidated or circumvented or that the rights granted thereunder or under licensing agreements will provide competitive advantages to the Company. We own registered trademarks “YayYo®” and the service mark for the stylized design representing an automobile.

In the future we may rely on patents to protect our intellectual property and proprietary technology, to the extent feasible, and plans to consult with intellectual property counsel to determine what patents we may be able to file to protect its intellectual property. As of the date of this Report, we have not filed any patents in the United States or any other country. Although we believe that some of our technology may be patentable, there can be no assurance that any patents will be granted or that any patent relied upon by us in the future, if any, will not be challenged, invalidated or circumvented or that the rights granted thereunder or under licensing agreements will provide competitive advantages to the Company. We believe that due to the rapid pace of technological innovation for technology, mobile and internet products, our ability to establish and maintain a position of technological leadership in the ridesharing industry depends more on the skills of its development personnel than the legal protection afforded its existing technology. For more information see the section “Risk Factors”.

Employees

As of the date of this Report, we had approximately twenty-one (21) full-time employees and three (3) consultants, based at our offices. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees generally are good.

Regulatory

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, competition, consumer protection, export taxation or other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Because laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation. In addition to the foregoing, we are also subject to the following:

Governmental regulations affect almost every aspect of our business, including the fair treatment of our employees, wage and hour issues, and our financing activities with customers. We could also be susceptible to claims or related actions if we fail to operate our business in accordance with applicable laws.

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Federal and state governments in our markets have increasingly placed restrictions and limitations on the vehicles sold in the market in an effort to combat perceived negative environmental effects. For example, in the U.S., vehicle manufacturers are subject to federally mandated corporate average fuel economy standards which will increase substantially through 2025. Furthermore, numerous states, including California, have adopted or are considering requiring the sale of specified numbers of zero-emission vehicles. Significant increases in fuel economy requirements and new federal or state restrictions on emissions on vehicles and automobile fuels in the U.S. could adversely affect prices of and demand for the new vehicles that we sell.

We are subject to a wide range of environmental laws and regulations, including those governing: discharges into the air and water; the operation and removal of storage tanks; and the use, storage and disposal of hazardous substances. In the normal course of our operations we use, generate and dispose of materials covered by these laws and regulations. We face potentially significant costs relating to claims, penalties and remediation efforts in the event of non-compliance with existing and future laws and regulations.

The Financial Accounting Standards Board is currently evaluating several significant changes to generally accepted accounting standards in the U.S., including the rules governing the accounting for leases. Any such changes could significantly affect our reported financial position, earnings and cash flows. In addition, the Securities and Exchange Commission is currently considering adopting rules that would require us to prepare our financial statements in accordance with International Financial Reporting Standards, which could also result in significant changes to our reported financial position, earnings and cash flows.

Federal and state governments in our markets have increasingly placed restrictions and limitations on the vehicles sold in the market in an effort to combat perceived negative environmental effects. For example, in the U.S., vehicle manufacturers are subject to federally mandated corporate average fuel economy standards which will increase substantially through 2025. Furthermore, numerous states, including California, have adopted or are considering requiring the sale of specified numbers of zero-emission vehicles. Significant increases in fuel economy requirements and new federal or state restrictions on emissions on vehicles and automobile fuels in the U.S. could adversely affect prices of and demand for the new vehicles that we sell.

Changes in the U.S. legal and regulatory environment that affect our operations, including laws and regulations relating to taxes, automobile related liability, insurance rates, insurance products, consumer privacy, data security, employment matters, licensing and franchising, automotive retail sales, cost and fee recovery and the banking and financing industry could disrupt our business, increase our expenses or otherwise have a material adverse effect on our results of operations, financial condition, liquidity and cash flows. For additional information please see the section entitled “Risk Factors.”

Litigation

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. To date, we have not been made aware of any actual, pending or threatened litigation against the Company.

Property

We lease and maintain our primary offices at 433 North Camden Drive, Suite 600, Beverly Hills, California 90210. We also lease and maintain executive offices at 6600 Sunset Blvd. Los Angeles, CA 90028, where the majority of our operations and staff will conduct activities on a daily basis. We do not currently own any real estate.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain statements made in this Report are “forward-looking statements” regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of YayYo, Inc. (“we,” “us,” “our,” “YayYo” or the “Company”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. The Company’s plans and objectives are based, in part, on assumptions involving the continued expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and therefore, there can be no assurance the forward-looking statements included in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this Report. Our fiscal year ends on December 31.

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Overview

The Company was formed on June 21, 2016 under the name “YayYo, LLC,” which was converted into a Delaware corporation pursuant to the unanimous written consent of our former manager and members in a transaction intended to be tax-free under the Internal Revenue Code (the “Conversion”). All of the YayYo, LLC’s liabilities and assets, including its intellectual property, were automatically transferred to the Company and the Company has assumed ownership of such assets and liabilities. The Company now operates as a “C” corporation formed under the laws of the State of Delaware.

The Company is a holding company operating through its wholly-owned subsidiaries, including Distinct Cars, LLC, a Delaware limited liability company (“Distinct Cars”), Savvy LLC, a Delaware limited liability company (“Savvy”), Rideyayyo LLC, a Delaware limited liability company (“Rideyayyo”) and Rideshare Car Rentals LLC, a Delaware limited liability company (“Rideshare”). The Company operations are organized and consolidated into one reporting segment which encompasses the financial results of the Company’s two business segments- (i) the Fleet Management business and (ii) the Rideshare Platform.

On August 12, 2017, we announced that we were shifting our primary corporate focus in the transportation/ridesharing industry away from the development of the Metasearch App. As of the date of this Report, the Company’s operating business segments include (i) an online rideshare vehicle booking platform to service the ridesharing economy through the Company’s wholly-owned subsidiary Rideshare (the “Rideshare Platform”), and (ii) the maintenance of a fleet of standard passenger vehicles to be made commercially available for rent through the Company’s wholly-owned subsidiary Distinct Cars (“Fleet Management”). Through the Company’s wholly-owned subsidiaries Rideshare and Distinct Cars, the Company seeks to become the leading provider of a standard rental vehicles to drivers in the ridesharing economy.

Initial Public Offering

On March 16, 2018, we closed our initial public offering, pursuant to our Regulation A+ Offering under Regulation A of the Securities Act, which was qualified by the SEC on March 15, 2017. We sold a total of 365,306 shares of our common stock. We received cash proceeds of $1.8 million, net of commissions and other costs associated with the gross offering proceeds or payable by us.

Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon many factors, including our products, services and market leadership, and the success of our sales and marketing efforts, our expansion strategy, our investments for scale and growth. While each of these areas presents significant opportunities for us, they also pose important challenges that we must successfully address in order to sustain the growth of our business and improve our results of operations. The investments that we make in these areas may not result in increased revenue or the growth of our business. Accordingly, these investments may delay or otherwise impair our ability to achieve profitability. The timing of our future profitability will depend upon many variables, including the success of our growth strategies and the timing and size of investments and expenditures that we choose to undertake, as well as market growth and other factors that are not within our control. We have not yet determined when we expect to achieve profitability.

Product and Market Leadership. We are committed to delivering market-leading products and services in the ridesharing economy to continue to build and maintain credibility with the growing customer base. We believe we must expand our product, services and market leadership position and strength of our brand to drive further revenue growth. We intend to continue to invest in the capabilities of our business segments and marketing activities to maintain our strong position in the ridesharing economy. Our results of operations may fluctuate as we make these investments to drive increased customer adoption and usage.

Sales and Marketing. In order to maintain our efficient customer acquisition, we must maintain and expand our operating business segments, customer outreach and effectively generate additional sales to enterprises and customers across the United States. Our strategy to achieve ongoing growth is driven by initiatives that expand and diversify our revenues through customer- and market-focused initiatives. We are actively working to expand our Fleet Management business, Rideshare Platform and diversify our equipment rental fleet with a broader mix of vehicles to increase in the range of customer options and markets we serve. In addition, we seek to grow our Rideshare business which seeks to connect the owners and/or operators of standard passenger vehicles to existing or prospective ridesharing drivers. We will continue to offer a comprehensive equipment rental fleet to maintain our market leadership. We plan to expand our footprint in North America, with a focus on increasing the following: (i) the number of major geographical markets served on our Rideshare platform; (ii) the number of vehicles maintained and managed under the Company’s Fleet Management business; and (iii) to continue to reconfigure existing locations with fleet and expertise tailored to local markets. Our footprint expansion will include locations served under our Rideshare Platform and Fleet Management business to better support our growing ridesharing rental business. We will continue to pursue initiatives that allow us to drive sales through our existing locations and geographical territories.

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Expansion Strategy. We are focused on expanding our existing customers’ use of our products, services and Rideshare Platform. We believe that there is a significant opportunity to drive additional sales to existing customers, and expect to invest in sales, marketing and customer support to achieve additional revenue growth from existing customers. We believe that the large numbers of drivers and fleet operators that we do and will do business with, create a “Network Effect” that enables us to scale the business, increase diversification and revenue and expand our strength as a potential market leader.

Investments for Scale. As our business grows and as we continue our Rideshare Platform optimization efforts, we expect to realize cost savings through economies of scale. We manage our Fleet Management business segment to optimize the timing of fleet rentals, repairs and maintenance, while at the same time satisfying our customers’ needs. Through continued use and development of our disciplined approach to efficient fleet management, we seek to maximize our utilization and return on investment. As a result, we expect our gross margin to fluctuate from period to period.

Results of Operations

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries Distinct Cars, LLC, a Delaware limited liability company (“Distinct Cars”), Savvy LLC, a Delaware limited liability company (“Savvy”), Rideyayyo LLC, a Delaware limited liability company (“Rideyayyo”) and Rideshare Car Rentals LLC, a Delaware limited liability company (“Rideshare”).

Total Revenues.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017.

Revenue for the 2018 fiscal year was $3,289,478. Revenue for the 2017 fiscal year was $235,690. The increase is due to us beginning to generate revenue from renting cars to Uber and Lyft drivers in August 2017. During the year ended December 31, 2018, the average weekly rental income per vehicle placed in service was $302 compared to $173 for the year ended December 31, 2017.

From June 21, 2016 (inception) to December 31, 2016, the Company was a pre-revenue development stage company purposed to commercialize the ridesharing industry through the development and distribution of our planned meta-search ridesharing mobile App. The Company generated no revenues from the Company’s inception on June 21, 2016 until October 31, 2016. On August 12, 2017, we announced that we were shifting our primary corporate focus in the transportation/ridesharing industry from the development of the Metasearch App. As of the date of this Report, the Company’s operating business segments include (i) an online rideshare vehicle booking platform to service the ridesharing economy through the Company’s wholly-owned subsidiary Rideshare (the “Rideshare Platform”), and (ii) the maintenance of a fleet of standard passenger vehicles to be made commercially available for rent through the Company’s wholly-owned subsidiary Distinct Cars (“Fleet Management”).

Cost of Revenues.

The principal components of costs of revenue are depreciation of the vehicles, vehicle insurance and maintenance.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017.

Cost of revenues for the 2018 fiscal year were $2,374,397. Cost of revenues for the 2017 fiscal year were $213,111. The increase is due to the increase in revenue as noted above. In 2018 and 2017 our cost of revenue was 72% and 90% of our revenue, respectively.

General and Administrative Expenses.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017.

General and administrative expenses for the 2018 fiscal year were $2,219,783, representing an increase of $646,600 or approximately 41.1% over the 2017 fiscal year of $1,573,183. The increase is principally due to higher payroll costs as we hired additional personnel for our expanding operations and higher occupancy costs.

Stock-based Compensation.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017.

Stock-based compensation for the 2018 fiscal year was $4,364,468, representing an increase of $2,687,992 or approximately 160.3% over the 2017 fiscal year of $1,676,476. The increase is due to the issuance of stock options and common stock to consultants for services rendered.

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Selling and Marketing Expenses.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017.

Selling and marketing expenses for the 2018 fiscal year were $482,811, representing an increase of $396,713 or approximately 460.8% over the same period in 2017. Selling and marketing expenses were $86,098 for the 2017 fiscal year. In 2018 most of the selling and marketing expenses was spent on advertising our rentals to Uber and Lyft drivers.

Impairment of leased assets

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017.

Impairment of leased assets for the 2018 fiscal year was $2,388,000 compared to $2,800,000 for the 2017 fiscal year. The value of the leased assets was initially determined as the sum of the lease liability plus the up-front consideration of 298,500 and 350,000 shares of the Company’s common stock (valued at $2,388,000 and $2,800,000) paid to the lessor during 2018 and 2017, respectively.

Interest expense, net

Year ended December 31, 2018 Compared to the Year ended December 31, 2017.

Interest and financing expenses for the year ended December 31, 2018 were $4,639,442 compared to $192,395 for the same period in 2017. The significant increase in interest expense and financing costs is a result of amortization of debt discount. In September 2018, the Company repaid and exchanged a senior secured promissory note in the principal face amount of $6,000,000. On September 12, 2018, the Company entered into a new note payable agreement whereby the Company repaid $4,821,810 of the original $6,000,000 note payable and the balance of $1,178,190 plus an original issue discount of $117,828 was rolled into a note payable for $1,296,018. This note payable is due the earlier of July 31, 2019 or the closing of an offering of at least $3,000,000. As a result of this transaction, the Company recognized interest expense for the remaining unamortized debt discount associated of $4,018,560.

Total Operating Expenses

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017.

Total operating expenses for the 2018 fiscal year were $9,464,761, representing an increase of $3,025,449 or approximately 47.0% over the same period in 2017. For the 2017 fiscal year, total operating expenses were $6,439,312. The increase is due to the reasons described above.

Net Loss.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017.

The net loss for the 2018 fiscal year was ($13,189,122), representing an increase of $6,620,259 or approximately 100.8% over the same period in 2017. For the 2017 fiscal year, the net loss was ($6,568,863).

Liquidity, Capital Resources and Plan of Operations

Current Assets, Liabilities and Working Capital

At December 31, 2018, the Company’s current assets totaled $386,344, current liabilities totaled $5,394,073, and working capital was a deficit of $5,007,729. As of December 31, 2017, the Company’s current assets totaled $322,144, current liabilities totaled $941,054, and working capital was a deficit of $618,910.

Regarding current liabilities, the amounts categorized as accounts payable and accrued expenses totaled $1,213,452 and $131,453 as of December 31, 2018 and December 31, 2017, respectively, an increase of $1,081,999 or approximately 823%.

Capital Expenditures

As of December 31, 2018, the Company had capital expenditures in the amount of $3,703,514. $2,840 in computer equipment and $3,700,674 in leased vehicles. At December 31, 2018, all of the Company’s leased assets were finance leased right-of-use assets and, net of accumulated depreciation in the amount of ($546,632) for fiscal year 2018, totaled $5,115,117 in net leased assets. The Company’s leased assets, consisting of vehicles, are depreciated over their estimated useful life of five years. The lease terms are generally for three years and the Company has the right to purchase the leased assets for $1 each at the end of the lease terms.

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As of December 31, 2017, the Company had capital expenditures in the amount of $2,119,246. $3,178 in computer equipment and $2,116,068 in leased vehicles, subject to adjustment. At December 31, 2017, all of the Company’s leased assets were finance leased right-of-use assets and, net of accumulated depreciation in the amount of ($82,586) for fiscal year 2017, totaled $2,033,482 in net leased assets.

Statement of Cash Flows

Cash Flows from Operating Activities - Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017.

Net cash used in operating activities for the fiscal year ended December 31, 2018 totaled ($424,156), which was a decrease of ($1,427,967) or approximately 77% from the net cash used in operating activities of ($1,852,123) for the same period in 2017.

Cash Flows from Investing Activities - Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017.

Net cash used in investing activities for the fiscal year ended December 31, 2017 totaled ($2,840), which was a decrease of ($338) or approximately 11% from the net cash used in investing activities of ($3,178) for the same period in 2017.

Cash Flows from Financing Activities - Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017.

Net cash provided by financing activities for the fiscal year ended December 31, 2018 totaled $395,702, which was a decrease of $1,749,694 or approximately 82% from the net cash provided by financing activities of $2,145,396 for the same period in 2017.

Current Plan of Operations

Our plan of operations is currently focused on the development of our operating business segments: (i) our Rideshare Platform offered through the Company’s wholly-owned subsidiary Rideshare, and (ii) our Fleet Management business, made commercially available through the Company’s wholly-owned subsidiary Distinct Cars. We expect to incur substantial expenditures in the foreseeable future for the potential operations of our business segments and ongoing internal research and development. At this time, we cannot reliably estimate the nature, timing or aggregate amount of such costs. Our Rideshare Platform will require extensive technical evaluation, potential regulatory review and approval, significant marketing efforts and substantial investment before it or any successors could provide us with any revenue. Further, we intend to continue to build our corporate and operational infrastructure and to build interest in our product and service offerings.

As noted above, the continuation of our current plan of operations requires us to raise significant additional capital immediately. If we are successful in raising capital, we believe that the Company will have sufficient cash resources to fund its plan of operations. The cash flow from our current vehicle leasing business and capital resources are sufficient for us to continue our current operations, but for us to fully execute our business plan we will require significant additional capital.

We continually evaluate our plan of operations discussed above to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations. The inability to secure additional capital would have a material adverse effect on us, including the possibility that we would have to sell or forego a portion or all of our assets or cease operations. If we discontinue our operations, we will not have sufficient funds to pay any amounts to our stockholders.

Even if we raise additional capital in the near future, if our operating business segments fail to achieve anticipated financial results, our ability to raise additional capital in the future to fund our operating business segments would likely be seriously impaired. If in the future we are not able to demonstrate favorable financial results or projections from our operating business segments, we will not be able to raise the capital we need to continue our then current business operations and business activities, and we will likely not have sufficient liquidity or cash resources to continue operating.

Because our working capital requirements depend upon numerous factors there can be no assurance that our current cash resources will be sufficient to fund our operations. At present, we have no committed external sources of capital, and do not expect any significant product revenues for the foreseeable future. Thus, we will require immediate additional financing to fund future operations. There can be no assurance, however, that we will be able to obtain funds on acceptable terms, if at all.

Credit Facilities

As of December 31, 2018, the Company had notes payable consisting of the following: (i) $790,000 in unsecured notes payable to an investor, accruing interest at 5% per annum, to be made due and payable as of March 31, 2019; (ii) $319,667 in unsecured notes payable to an investor, accruing interest at 8% per annum, with principal payments equal to 1/12 of the original balance plus interest due quarterly- due and payable from dates ranging from August 9, 2020 to May 23, 2021; (iii) $222,222 in unsecured notes payable to an investor, accruing interest at 6% per annum, to be made due and payable as of March 31, 2018; (iv) $1,296,018 in a secured note payable due the earlier of July 31, 2019 or the closing of an offering of at least $3,000,000 and (v) $62,274 in unsecured notes payable/line of credit to a merchant banks, accruing interest at 15%. Other than the foregoing, and to vendors and service providers in the ordinary course of our business, we do not have any other credit facilities or other access to bank credit.

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As of December 31, 2017, the Company had notes payable consisting of the following: (i) $445,000 in unsecured notes payable to an investor, accruing interest at 5% per annum, to be made due and payable as of March 31, 2019; (ii) $242,667 in unsecured notes payable to an investor, accruing interest at 8% per annum, with principal payments equal to 1/12 of the original balance plus interest due quarterly- due and payable from dates ranging from August 9, 2020 to December 11, 2020; (iii) $222,222 in unsecured notes payable to an investor, accruing interest at 6% per annum, to be made due and payable as of March 31, 2018. Other than the foregoing, and to vendors and service providers in the ordinary course of our business, we do not have any other credit facilities or other access to bank credit.

Bellridge Second Note Offering

On March 8, 2018, YayYo, Inc., entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Selling Securityholder, an “accredited investor” (as defined in Rule 501(a) under the Securities Act of 1933, as amended) (the “Lender”), pursuant to which the Lender purchased:

●	a senior secured promissory note in the principal face amount of $6,000,000 due March 8, 2023, subject to extension (the “Second Note”);

●	warrants to acquire up to an aggregate of 1,500,000 shares, with an exercise price of $4.00 per share (the “Warrant Shares”) of common stock (defined below) of the Company (the “Warrants” or the “Selling Securityholder Warrant”);

●	150,000 commitment shares of common stock, par value $0.000001 per share, of the Company (the “Commitment Shares”).

In consideration for the Second Note, Warrant Shares and Commitment Shares, the Lender paid an aggregate purchase price of $6,000,000 (the “Second Note Offering”) to be directed and deposited by the Lender in the Company’s Master Restricted Account (defined below).

The principal balance of $6,000,000 on the Second Note bears interest at a rate per annum equal to LIBOR plus 100 basis points, subject to adjustment in accordance with the terms of the Second Note. Further, the Company paid $178,228 of issuance costs associated with the Second Note. The relative fair value of the 150,000 Commitment Shares of common stock was $378,916 and the relative fair value of the 1,500,000 Warrant Shares was $3,726,506 and both were recorded as a discount on the Second Note and as additional paid in capital. In addition, the issuance costs of $178,228 have also been recorded as a debt discount. The debt discount of $4,283,650 is being amortized over the term of the Second Note. The Second Note was repaid/rolled into a secured note payable in September 2018.

The Company believes that as of the date of this Report, the Company is in compliance with all of the foregoing restricted covenants, including such additional covenants set forth under Second Note. Further, the Company believes that as of the date of this Report, the Company is in compliance with all affirmative covenants set forth below.

Under the terms and conditions of the Second Note, the Company is required to adhere to certain obligations and restrictive financial covenants, including but not limited to, the following restrictive covenants:

●	The Company will not, and the Company shall cause each of its subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any indebtedness (other than (i) the Indebtedness evidenced by the Second Note and the First Note and (ii) other Permitted Indebtedness). Under the terms of the Second Note, “Permitted Indebtedness” means (i) indebtedness evidenced by the Second Note and the First Note, (ii) indebtedness secured by permitted liens or unsecured indebtedness and (iii) permitted subordinated indebtedness;

●	The Company shall not, and the Company shall cause each of its subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital stock;

●	At any time a Defeasance Failure exists (defined below), the Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, permit any indebtedness of the Company or any of its subsidiaries to mature or accelerate prior to the maturity date of the Second Note. “Defeasance Failure” means, as of any given time of determination, the failure of the cash amount in the Holder Master Restricted Account to be greater than or equal to the outstanding amount. “Holder Master Restricted Account” means, solely with respect to the holder, a certain account at Umpqua Bank, or such other account as may be directed by the holder of the Second Note, from time to time, subject to a Controlled Account Agreement in favor of the holder in a form reasonably acceptable to the holder; and

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●	The Company shall not, and the Company shall cause each of its subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and each of its subsidiaries on March 8, 2018 or any business substantially related or incidental thereto. The Company shall not, and the Company shall cause each of its subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose.

For more information on the terms and conditions of the Bellridge Second Note Offering please see “Description of Securities.”

Contractual Obligations, Commitments and Contingencies

During fiscal year 2017 and 2018, the Company entered into a series of monthly vehicle leasing agreements with Acme Auto Leasing. As of December 31, 2018 and December 31, 2017, the Company has total lease obligations in the amount of $3,790,147 and $1,593,291, respectively, (collectively, the “Finance Lease Obligations”). The Company owes monthly payments under each Lease Agreement ranging from approximately $373.01 per month to $621 per month (with only 9 vehicles out of approximately 150 exceeding $373.01 per month). At the end of the term of the Lease Agreement, Lessee has the right to purchase ownership and title of the subject vehicle for a nominal payment. In addition, the Lease Agreements are subject to and secured by a grant of a purchase money security interest on each leased vehicle.

During fiscal year 2018 and 2017, we leased and maintained primary offices at 433 North Camden Drive, Suite 600, Beverly Hills, California 90210 and 6600 Sunset Blvd. Los Angeles, CA 90028, the latter being the location where the majority of our operations and staff conduct activities on a daily basis. We do not currently own any real property.

As of the date of this Report, we do not employ any software engineers or developers to write code for our App or otherwise create the technology upon which our App is based. Our entire development efforts and operations with respect to our App and accompanying technology is based on a commercial license agreement with a leading technology development firm (the “License Agreement”), which is the sole foundation for all of the Company’s technology capabilities. In developing our App, we engaged the services of a third-party outsourced technology development firm (the “Dashride”), that is a developer of ride sharing technology platforms, and, while we own the work product of the Dashride that was custom built for the Company (the “Company Work Product”), such work product is integrated with and entirely reliant upon our license to use the Dashride’s proprietary technology platform (the “Licensed Technology”), in which we have no rights or ownership interest and which is necessary for our App (and the Company Work Product) to function. Moreover, we have not yet secured a source code escrow for the Company Work Product but intend to establish a source code escrow for the Company’s Work Product. As a result, we are reliant upon the Dashride and the Licensed Technology for the operation and functioning of our App, and therefore our business. Any dispute with the Dashride or under the License Agreement or claims by the Dashride as to the ownership of the Company Work Product, for whatever reason and on any basis, with or without merit, would currently have a significant and material adverse impact on our business and ability to conduct operations. As of the date of this Report, the License Agreement has been terminated by the Company.

On September 28, 2016, we engaged the services of Lexicon Labs by entering into a product management proposal (the “Product Management Proposal”), to oversee and manage the development our App and assist with product development services in the form of (a) design and development services to provide iOS operating system capabilities for our mobile App, (b) design and development for a web registration portal for on-boarding new users, and (c) development of web administration applications to allow high level team members to be able to track user analytical information. Pursuant to the terms and conditions of the Project Management Proposal, all intellectual property rights created under the Product Management Proposal, including all right, title and interest to all code and designs, and documentation will be transferred to the Company. Pursuant to our agreement with Lexicon Labs, we have agreed to pay Lexicon Labs compensation in the form of a monthly project manager fee of $10,000, plus, following the completion of the project by Lexicon Labs, we have agreed to issue to Lexicon Labs an option to purchase up to one-percent (1%) of the issued and outstanding common stock of the Company at the time of the options exercise. On November 16, 2016, the Company adopted and ratified the terms of the Product Management Proposal and accepted the benefits of such arrangement on behalf of the Company. As of the date of this Report, the Company has terminated the Product Management Proposal.

Financings and Securities Offerings

YayYo, Inc., Equity Offerings

In December 2016, we filed an offering statement pursuant to Regulation A of the Securities Act, which was qualified by the SEC on March 17, 2017. We offered up to a maximum of 6,250,000 shares of common stock on a “best efforts” basis, at a price of $8.00 per share. On March 16, 2018, we closed the Regulation A offering, after issuing 365,306 shares of common stock for proceeds of approximately $1.8 million net of offering expenses (the “Regulation A+ Offering”).

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During the year ended December 31, 2018, the Company sold 46,330 shares of common stock to two investors for cash proceeds of $307,924.

During the year ended from December 31, 2017, the Company sold 371,351 shares of common stock to investors for gross cash proceeds of $2,484,199 of which 326,126 shares and $2,303,299 of cash proceeds were related to the Company’s Regulation A offering. The Company incurred $814,442 of offering cost related to the sale of common stock which consisted principally of legal fees and costs associated with soliciting the sale of common stock directly to the Regulation A+ Offering investors.

During fiscal year 2017, and the fiscal year 2018, the Company entered into a series of monthly vehicle leasing agreements with Acme Auto Leasing LLC (the “Lessor”). As of December 31, 2018 and December 31, 2017, the Company has total lease obligations in the amount of $3,790,147 and $1,593,291, respectively (collectively, the “Finance Lease Obligations”).

On July 15, 2017, the Company and the Lessor entered into an agreement pursuant to which the Company agreed to issue additional consideration to the Lessor in the form of a restricted stock grant in the amount of 100,000 shares of common stock, in exchange for certain terms to be provided by the Lessor under all lease agreements entered into between the Lessor and the Company (the “Lease Side Agreement”).

From June 21, 2016 (inception) to December 31, 2016, the Company raised an additional $175,400 from the funds subscribed to under SAFE agreements with 28 unaffiliated investors. In addition, between December 2016 and January 17, 2016, we received subscriptions for $175,400 of our SAFE Shares from 28 investors in our Rule 506(b) private placement under Regulation D of the Securities Act, that, by their terms, automatically convert into 43,850 shares of our common stock as of the filing of this Report (at a conversion price of $4.00 per share). We terminated such private placement on January 17, 2017. On March 17, 2017 our SAFE Shares were automatically converted into 43,850 shares of our common stock.

Selling Securityholder Transactions

In December 2017, the YayYo, Inc., issued a senior secured promissory note to the Selling Securityholder, in the original principal amount of $222,222 (the “First Note”). As an inducement for the secured parties to extend the loan as evidenced by the First Note and to secure complete and timely payment of the First Note, YayYo, Inc., as borrower, issued and granted a security interest in all the assets of the YayYo, Inc., (including a pledge of securities, owned as of record and beneficially by the YayYo, Inc., in the wholly-owned subsidiaries of the Company) and its subsidiaries, existing as of the date of issuance of thereafter acquired.

On March 8, 2018, YayYo, Inc., entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an “accredited investor” (as defined in Rule 501(a) under the Securities Act of 1933, as amended) (the “Lender”), pursuant to which the Lender purchased (i) a senior secured promissory note in the principal face amount of $6,000,000 due March 8, 2023, subject to extension (the “Second Note”) and (ii) warrants to acquire up to an aggregate of 1,500,000 shares, with an exercise price of $4.00 per share (the “Warrant Shares”) of common stock (defined below) of the Company (the “Warrants” or the “Selling Securityholder Warrant”) and 150,000 commitment shares of common stock, par value $0.000001 per share, of the Company (the “Commitment Shares”) for an aggregate purchase price of $6,000,000 (the “Second Note Offering”) to be directed and deposited by the Lender in the Company’s Master Restricted Account (defined below). The principal balance of $6,000,000 on the Second Note bears interest at a rate per annum equal to LIBOR plus 100 basis points, subject to adjustment in accordance with the terms of the Second Note. The Warrants expire five years from the date of issuance. Further, the Company paid $178,228 of issuance costs associated with the Second Note. The Company also paid $178,228 of issuance costs associated with this Second Note. The relative fair value of the 150,000 Commitment Shares of common stock was $378,916 and the relative fair value of the 1,500,000 Warrant Shares was $3,726,506 and both were recorded as a discount on the Second Note and as additional paid in capital. In addition, the issuance costs of $178,228 have also been recorded as a debt discount. The debt discount of $4,283,650 is being amortized over the term of the Second Note.

YayYo, Inc., obligations to repay and otherwise perform its obligations under the Second Note are secured by a continuing first priority lien and perfected security interest in the $6,000,000 held in the Master Restricted Account (the “Collateral”), to be held and maintained at Umpqua Bank (the “Master Restricted Account”), subject to a deposit account control agreement, dated as of March 7, 2018, by and between the YayYo, Inc., the Lender and Umpqua Bank (the “Controlled Account Agreement”). Subject to the terms of the Second Note and Controlled Account Agreement, upon the exercise of the Warrant and following the YayYo, Inc., receipt of a notice by the holder of the Second Note electing to effect a release of cash with respect to the Collateral or at any such time that the outstanding amount of the Collateral is greater than or exceeds the principal face amount under the Second Note, the Lender will release a certain percentage of cash held as Collateral in the Master Restricted Account to YayYo, Inc. Under the terms of the Purchase Agreement, YayYo, Inc., will use any proceeds received and distributed from the Master Restricted Account, if at all, for general corporate purposes.

In accordance with the Second Note Offering, the Company has agreed to pay Aegis Capital Corp., as placement agent (“Aegis”) a cash placement fee payable within 48 hours of (but only in the event of) the receipt by the Company of any proceeds from the exercise of the Warrants or options sold in the Second Note Offering equal to 8% of the aggregate cash exercise price received by the Company upon such exercise, if any (the “Placement Agent’s Fee”). As of April 27, 2018, the Placement Agent’s Fee has been deferred and is intended to be paid by the Company when and as funds are released from the Master Restricted Account to the Company, in proportion to the amount of fees.”

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The Company repaid and exchanged a senior secured promissory note in the principal face amount of $6,000,000. On September 12, 2018, the Company entered into a new note payable agreement whereby the Company repaid $4,821,810 of the original $6,000,000 note payable and the balance of $1,178,190 plus an original issue discount of $117,828 was rolled into a note payable for $1,296,018. This note payable is due the earlier of July 31, 2019 or the closing of an offering of at least $3,000,000. As a result of this transaction, the Company recognized interest expense for the remaining unamortized debt discount associated of $4,018,560.

Distinct Cars, LLC

As of the date of this Report, Distinct Cars, LLC, as lessee, entered into a series of open-ended lease agreements and disclosure statements with Acme Auto Leasing, Inc., (“Lessor”) to lease standard passenger vehicles, each with an approximate lease term of thirty-six (36) months (each a “Lease Agreement” and collectively, the “Lease Agreements”). Monthly payments under each Lease Agreement range from approximately $373.01 per month to $621 per month (with only 9 vehicles out of approximately 150 exceeding $373.01 per month). At the end of the term of the Lease Agreement, Lessee has the right to purchase ownership and title of the subject vehicle for a nominal payment. In addition, the Lease Agreements are subject to the grant of a purchase money security interest on each leased vehicle.

Distinct Cars, LLC has completed a debt round of financing pursuant to which Distinct Cars raised aggregate gross proceeds in the amount of $319,667 from thirty-eight accredited investors in exchange for senior secured promissory notes issued by Distinct Cars (each a “Distinct Cars Note” and collectively, the “Distinct Cars Notes”). The maturity date under the Distinct Cars Notes is third-six (36) months from the date of issuance (the “DCN Maturity Date”). The principal amount under the Distinct Cars Notes ranges from a minimum amount of $5,000 per Distinct Cars Note up to $20,000 per Distinct Cars Note. The Distinct Cars Notes accrue interest at a rate of 8% per annum with interest due and payable upon the DCN Maturity Date. The principal amount and any unpaid and accrued interest thereunder is due and payable in twelve (12) quarterly installments commencing upon January 1, 2018. The Distinct Cars Notes are secured by a senior secured priority lien in the equity of the fleet of leased automobiles acquired under the Lease Agreements (see Lease Agreements above) subject to subordination in priority lien status to the purchase money security interest held by the lessor under the Lease Agreements. In addition to the total amount of principal and interest owing under the Distinct Cars Note, upon execution of the Distinct Cars Note and placement of funds the holder shall receive a stock grant (the “Stock Grant”) of YayYo Inc., common stock (the “Parent Shares”) in an amount equal to 100% of the principal sum as calculated by a price of $4.00 per share with 30% coverage. The Stock Grant is offered pursuant to Rule 506(b) of Regulation D and Section 4(a)(2) of the Securities Act of 1933.

X, LLC

During the fiscal year ended December 31, 2017 and the periods from June 21, 2016 (inception) to December 31, 2016, X, LLC, a limited liability company owned and controlled by Ramy El-Batrawi, our founder and one of our directors, issued to the Company advances of a total of $50,000 and $75,000. As of December 31, 2017, $125,000 of these loan advances were repaid in full. The loan advances were non-interest bearing and due upon demand. At December 31, 2017 and December 31, 2016, the amount due to X, LLC, as holder of the note was $0 and $75,000, respectively.

Chase Financing, Inc.

On January 6, 2017, the Company received $50,000 from Chase Financing, Inc., (“CFI”) and issued its 10% original issue discount senior secured convertible note in the amount of $55,555, with a maturity date of April 6, 2017 (the “First CFI Note”). Subsequent to the First CFI Note, on January 23, 2017, the Company received an additional $25,000 from CFI, and issued a second 10% original issue discount senior secured convertible note in the principal amount of $30,555, with a maturity date of April 6, 2017 (the “Second CFI Note”). Subsequent to the Second CFI note, the Company received an additional $25,000 from CFI, and issued a third 10% original issue discount senior secured convertible note in the amount of 427,778 (the “Third CFI Note” and together with the First CFI Note and the Second CFI Note, collectively, the “CFI Notes”). As a result, the Company is obligated to repay CFI a total of $113,888 in principal plus all accrued interest thereon to CFI under the CFI Notes on or before the stated maturity dates, subject to extension per the terms.

Pursuant to the terms, the CFI Notes were secured by a first priority lien and security interest on all of the assets of the Company, now owned or hereafter acquired, and were convertible at the option of the holder into shares of our common stock at a conversion price equal to the lower of $7.00 per share or the average of the five lowest volume weighted average trading prices (“VWAP”) of our common stock during the twenty (20) trading days immediately prior to the date of conversion. In an event of default occurs under the terms of the CFI Notes, the conversion price will be reduced to $1.00 per share.

Concurrently with the execution of the CFI Letter Agreement and the First CFI Note, as additional collateral to secure the repayment of the CFI notes by the Company, Ramy El-Batrawi, our founder and one of our directors and control person of our principal stockholder, X, LLC (an entity wholly owned by Mr. El-Batrawi), entered into a Limited Recourse Guaranty and Pledge Agreement with CFI (the “Guaranty and Pledge Agreement”), pursuant to which X, LLC agreed to unconditionally and irrevocably guarantee the Company’s repayment of the CFI Notes, and pursuant to which X, LLC pledged up to 300,000 shares of our common stock held of record and beneficially owned by X, LLC.

In addition to the Guaranty and Pledge, on January 6, 2017, X, LLC (an entity wholly owned by Mr. El-Batrawi) entered into a common stock purchase agreement (“Stock Purchase Agreement”), pursuant to which X, LLC agreed to sell and transfer to CFI 200,000 shares of our common stock, held of record and beneficially owned by X, LLC, in exchange for the aggregate nominal consideration of one dollar ($1.00). Under the Stock Purchase Agreement, and in addition to the 200,000 shares of common stock to be issued upon the effective date of the Stock Purchase Agreement, X, LLC has agreed to provide CFI with certain anti-dilution protection provisions, whereby X, LLC will issue a number of shares of our common stock, held as of record and beneficially by X, LLC, equal to two percent (2%) of the number of shares of common stock issued or underlying common stock Equivalents (as defined under the Stock Purchase Agreement) issued, as the case may be, in the event of a Dilutive Share Issuance (as defined under the Stock Purchase Agreement). X, LLC has the right to repurchase 100,000 of such shares at an aggregate purchase price of $208,500 if exercises within the initial three (3) months after the date of the Stock Purchase Agreement, or $258,500 if exercised within the second three (3) months. As of December 31, 2017, the CFI Notes have been repaid in full by the Company.

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Since inception, our principal sources of operating funds have been proceeds from equity financing including the sale of our common stock to initial investors known to management and principal shareholders of the Company. We do not expect that our current cash on hand will fund our existing operations and future business growth. We will need to raise additional capital in order execute our business plan and growth goals for at least the next twelve-month period thereafter. If the Company is unable to raise sufficient additional funds, it will have to execute a slower than planned growth path, reduce overhead and scale back its business plan until sufficient additional capital is raised to support further operational expansion and growth. As of December 31, 2018, the Company has $277,444 in cash. The Company used $424,156 of cash for operating activities for the year ended December 31, 2018. With the addition of approximately 50 new vehicles during the last half of 2018, the Company believes that based on its current operations, it will have sufficient cash available for current operations through at least December 2019.

Off-Balance Sheet Arrangements

The Company’s only derivative financial instrument was an embedded conversion feature associated with convertible notes payable due to certain provisions that allow for a change in the conversion price based on a percentage of the Company’s stock price at the date of conversion. As of December 31, 2017, the convertible note has been repaid and there is no derivative financial instrument.

Segment Information

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. In many instances, we could have reasonably used different accounting estimates and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving our judgments and estimates.

Revenue Recognition

The Company recognizes revenue from renting its fleet of cars to Uber and Lyft drivers. Revenue is recognized based on the rental agreements which are generally on a weekly basis. The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured.

We consider a signed contract or other similar documentation reflecting the terms and conditions under which products will be provided to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including payment history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash.

Stock-Based Compensation

The Company records stock-based compensation in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. FASB ASC Topic 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the employee’s requisite service period. The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees. There were 300,000 and 750,000 options outstanding as of December 31, 2018 and 2017, respectively. As of December 31, 2018, 300,000 options granted are vested and exercisable.

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We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. As a result, we are required to estimate the amount of stock-based compensation we expect to be forfeited based on our historical experience. If actual forfeitures differ significantly from our estimates, stock-based compensation expense and our results of operations could be materially impacted.

For options granted during fiscal year 2016 where the exercise price equaled the stock price at the date of the grant, the weighted-average fair value of such options was $0.85 and the weighted-average exercise price of such options was $1.00. No options were granted during fiscal 2016 where the exercise price was less than the stock price at the date of grant or the exercise price was greater than the stock price at the date of grant.

For options granted during fiscal year 2017 where the exercise price equaled the stock price at the date of the grant, the weighted-average fair value of such options was $7.54 and the weighted-average exercise price of such options was $8.00. No options were granted during fiscal 2017 where the exercise price was less than the stock price at the date of grant or the exercise price was greater than the stock price at the date of grant.

The fair value of the stock options is being amortized to stock option expense over the vesting period. The Company recorded stock option expense of $904,468 and $1,676,476, respectively, during the year ended December 31, 2018 and the year ended December 31, 2017. As of December 31, 2018, the unamortized stock option expense was $0.

The assumptions used in calculating the fair value of options granted using the Black-Scholes option- pricing model for options granted are as follows:

Risk-free interest rate	1.14%
Expected life of the options	2.08 years
Expected volatility	200%
Expected dividend yield	0%

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Item 3.	Directors and Officers

The following are our executive officers and directors and their respective ages and positions as of March 22, 2019.

Name	Position	Age	Term of Office
Executive Officers:

Jonathan Rosen (1)	Chief Executive Officer	59	Since February 2019

Kevin F. Pickard	Chief Financial Officer, Secretary	55	Since June 2017

Laurie DiGiovanni	Chief Operating Officer	58	Since January 2019

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Directors:

Ramy El-Batrawi	Director	57	Since November 2016

Kevin F. Pickard	Director	54	Since October 2017

Jeffrey J. Guzy	Director	66	Since October 2017

Christopher Miglino	Director	50	Since October 2017

Harbant S. Sidhu	Director	59	Since October 2017

(1) Mr. Rosen was appointed as our Chief Executive Officer on February 1, 2019.

During the past five (5) years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Jonathan Rosen, Chief Executive Officer. Mr. Rosen has more than 25 years’ experience serving as an executive and independent executive and independent consultant driving revenue, operations and marketing for leading public and private companies. For the past 15 years, Mr. Rosen has focused on the automotive, software and media markets, at companies ranging from successful startups to global media companies. He held the founding CRO prosition at Involvsoft, a SaaS software company in 2017 and 2018 leading marketing and revenue. His experience over the last five years included consulting assignments at Ziff Davis/J2 Equities, Beachbody, WeWork and others. Prior to that he held executive roles at Autobytel, Webvisible, Spotrunner and America Online. At AOL, he shepherded high-value acquisitions and partnerships including Advertising.com; and architected their first traffic acquisition programs. Rosen served as Senior Vice President for Autobytel – one of the largest automotive search advertisers and online properties – where he led Business Development, Ad Networks and Advertising Sales and Operations. Early in his career, Mr. Rosen held senior management roles in the computer storage industry and was the founding President of iProspect; now the world’s largest search marketing agency and a subsidiary of Dentsu.

Laurie DiGiovanni, Chief Operating Officer. Ms. DiGiovanni is the chief operating officer, since her appointment on January 25, 2019. Before her appointment as Chief Executive Officer, she served as our Chief Executive Officer. Since 2012, Ms. DiGiovanni has held marketing and operating executive positions at Beverly Hills Rent a Car and Executive Transportation pursuant to which Ms. DiGiovanni managed national corporate expansions and activation of transportation industry leading brands and was executive producer for a range of marketing campaigns at auto shows and transportation industry live events. Ms. DiGiovanni manages all business operations of the Company and its subsidiaries including driver training and the Fleet Management business segment. Ms. DiGiovanni is the founder of the Association for Finance and Insurance Professionals (AFIP), an association that has certified tens of thousands for more ethical car buying practices, and mandatory for auto industry employees and implemented in leading global automotive markets. She also played key roles in the launch of many automotive initiatives, including managing new divisions and brands for Beverly Hills Travel and Lifestyle and American Dream Classics; serving as Director of Training for CarsDirect.com; and leading marketing and customer experience campaigns for Barrett-Jackson Car Auction. Ms. DiGiovanni also has direct brand experience within the automotive industry, including project management and training positions with Toyota, Mazda, and Nissan. Ms. DiGiovanni has a Bachelor of Arts degree from California State University, Fullerton.

Kevin F. Pickard, Chief Financial Officer, Secretary and Director. Mr. Pickard is the chief financial officer, secretary and a director of the Company. Since 2012, Mr. Pickard has been providing management consulting services to small and medium-sized companies, included due diligence on potential acquisitions, the preparation of projections and business plans, assistance with restructuring of companies, posturing companies for initial public offerings, review and preparation of filings with the Securities and Exchange Commission. From August 1996 to July 1998, Mr. Pickard was a partner of Singer Lewak Greenbaum & Goldstein, LLP, Los Angeles, California, where he co-managed the accounting its securities industry practice group. He served as a Business Assurance Manager of PricewaterhouseCoopers, LLP (formerly, Coopers & Lybrand, LLP) in various offices from September 1987 to July 1993 and from April 1994 to August 1996, where he focused on auditing companies in insurance, high-tech and industries. Mr. Pickard holds a Bachelors of Science in Accounting and a Master of Accountancy from Brigham Young University. Mr. Pickard is currently a licensed Certified Public Accountant in North Carolina, and California. Mr. Pickard’s experience in accounting and finance qualify him for a position on our board of directors.

Ramy El-Batrawi, Founder and Director. Mr. El-Batrawi is the founder and one of the directors of the Company. From the incorporation of the Company, he served as Chief Executive Officer. Since 2012 Mr. El-Batrawi has been the owner and chief executive officer of Growth Strategy Investments, LLC. Prior to founding the Company, Mr. El Batrawi was a principal shareholder and chief executive officer of Global Leisure Travel, Inc., from 1998 to 2000, which was subsequently sold. From 1993 to 2001, Mr. El-Batrawi served as the chief executive officer of Genesis Intermedia, Inc. From 1994 to 2001, Mr. El-Batrawi served as the President and Chairman of the Board of the Directors for Genesis Diversified Investments, Inc. Since 2015, Mr. El-Batrawi has been the managing director of X, LLC. Mr. El-Batrawi’s knowledge of the Company gained as its founder and its original Chief Executive Officer, coupled with his additional executive experience, qualify him for a position on our board of directors.

On April 13, 2006, Ramy Y. El Batrawi was named, along with others officers, directors and/or associates of Genesis Intermedia, Inc., as defendants in a Securities and Exchange Commission enforcement action. In the Securities and Exchange Commission (“SEC”) complaint, filed in the United States District Court for the Central District of California, entitled SEC v. Ramy El-Batrawi, et al., United States District Court for the Central District of California, Case No 2: -06-cv-02247-(MRP_(RZ) (the “Action”). The Action alleged violations of Section 17(a) of the Securities Act and Section 10(b) and Rule 10b-5 of the Exchange Act, in connection with a stock loan and manipulation scheme. The Action alleged, among other things, that defendants had violated antifraud provisions of federal securities laws by orchestrating a scheme to manipulate the stock price of Genesis Intermedia, Inc. (GENI), a now-defunct public company that was based in Van Nuys, California (the “Complaint”). On April 1, 2010, Mr. El-Batrawi settled the Action by entering into a final judgment by consent with the SEC, without admitting or denying the allegations contained in the Complaint (the “Settlement”). In connection with the voluntary Settlement of the charges set forth in the Complaint, the U.S. District Court for the Central District of California entered the consent against Mr. El-Batrawi, which, among other things, barred Mr. El-Batrawi from acting as an officer or director of a public company for a period of five (5) years following the date of entry of the final judgment by consent. See “Involvement in Certain Legal Proceedings” below for more information.

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Jeffrey J. Guzy, Director. Mr. Guzy serves as a director of the Company. Since 2008, Mr. Guzy has served as an independent director and chairman of the audit committee of Leatt Corporation, a public SEC reporting company. Since 2004, Mr. Guzy has managed a private business consulting practice and has served as an executive manager or consultant for business development, sales, customer service and management in the telecommunications industry, specifically, with IBM Corp., Sprint International, Bell Atlantic Video Services, Loral CyberStar and FaciliCom International. Mr. Guzy has a MBA in Strategic Planning and Management from The Wharton School of the University of Pennsylvania; a M.S. in Systems Engineering from the University of Pennsylvania and a B.S. in Electrical Engineering from Penn State University. Mr. Guzy;s finance background, as well as his ability to serve as our audit committee financial expert, qualifies him to serve as a member of our board of directors.

Christopher Miglino, Director. Mr. Miglino serves as a director of the Company. Mr. Miglino has long been at the nexus of consumers, brands, social and lifestyle media, cause marketing and the enlightened, sustainable business movement. Mr. Miglino is the founder and CEO of Social Reality. Since 2010, Mr. Miglino has served as the chief executive officer of Social Reality. Prior to founding Social Reality, Mr. Miglino served as the chief executive officer of Lime Ad Network, a vanguard in the green and sustainable online business arena that connected consumers and brands with a collection of more than 250 green and socially conscious businesses. From June 2004 until August 2008, Mr. Miglino was CEO of Conscious Enlightenment, where he oversaw their day to day operations in the publishing and advertising industry. From 2004 until 2008, Mr. Miglino served as a board member for Golden Bridge Yoga in Los Angeles, a studio that encompasses over 20,000 square feet of yoga spaces including a restaurant. Mr. Miglino’s extensive knowledge of marketing, advertising and social media make him valuable as a member of our board of directors.

Harbant S. Sidhu, Director. Mr. Sidhu serves as a director of the Company. Mr. Sidhu is a design engineer and founder of a private aerospace manufacturing business. Since 2012, Mr. Sidhu has operated a private aerospace and defense manufacturing company, managing all aspects of the operating business. Mr. Sidhu has experience in personnel management and oversite, aerospace and defense engineering, sales, manufacturing, accounting and operational experience in the aerospace and defense manufacturing industry. Mr. Sidhu has performed unclassified contracting work in components production for Mexico’s Department of Defense. Mr. Sidhu graduated as an electrical engineer in 1980 from Punjab University, India. Mr. Sidhu’s experience in human resources coupled with his business experience qualifies him to serve on our board of directors.

Code of Ethics

Our Board plans to adopt a written code of business conduct and ethics (“Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We intend to post on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code.

Voting Trust

Mr. El-Batrawi has entered into a Voting Trust Agreement (the “Trust”) pursuant to which the voting power of all of his outstanding common stock will be controlled by a trustee who will use the voting power of the common stock held in the Trust to vote on all matters, other than certain extraordinary matters, presented for a vote of stockholders in the same proportion that the shares of common stock not subject to the Trust voted on such matters. Mr. El-Batrawi entrance into the Voting Trust Agreement is a condition for the Company’s approval for listing on the Nasdaq Capital Market.

The Trust shall be irrevocable, and shall terminate upon the earlier of (a) the written agreement of the Company, the trustee and a duly authorized representative of Nasdaq, or (b) the date upon which the Company is not listed on a security exchange controlled by Nasdaq.

The trustee, initially one of our directors, Harbant S. Sidhu, shall have discretion to vote the Trust’s shares on all extraordinary matters which shall include any merger, consolidation, business combination, share exchange, restructuring, recapitalization or acquisition involving the Company or any similar transaction or (2) the sale, lease, exchange, pledge, mortgage or transfer of all or a material portion of the Company’s assets.

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Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees, when established, will also provide risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board consists of five directors, three of whom qualify as “independent” under the listing standards of Nasdaq.

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one (1) year until the meeting of the Board following the annual meeting of shareholders and until their successors have been elected and qualified.

Director Independence

Our board of directors are composed of a majority of “independent directors” as defined under the rules of Nasdaq. We use the definition of “independence” of Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three (3) years was, an employee of the company;

●	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

●	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions;

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Jeffrey J. Guzy, Christopher Miglino and Harbant S. Sidhu are all independent directors of the Company. However, our common stock is not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not subject to any director independence requirements.

Committees of the Board of Directors

Our Board has established an audit committee and a compensation committee. Our Board has not yet adopted procedures by which stockholders may recommend nominees to the Board of Directors. The composition and responsibilities of each of the committees of our Board is described below. Members serve on these committees until their resignation or until as otherwise determined by our board of directors.

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Audit Committee

We have established an audit committee consisting of Harbant Sidhu, Christopher Miglino and Jeffrey J. Guzy. In addition, our Board has determined that Mr. Guzy is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual disclosure report;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, the Company intends to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Compensation Committee

We have established a compensation committee of the board of directors to consist of Christopher Miglino and Harbant S. Sidhu, each of whom is an independent director. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3, and an outside director, as defined pursuant to Section 162(m) of the Code, or Section 162(m). Mr. Miglino is the chairman of the compensation committee.

●	reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

●	administers our equity compensation plans;

●	reviews and approves, or makes recommendations to our board of directors, regarding incentive compensation and equity compensation plans; and

●	establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.

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Non-Employee Director Compensation

In November 2017, the Company entered into two (2) separate independent director agreements with Jeffrey J. Guzy and former director Paul Wesley Richter, each an independent director of the Company (each a “Subject Director” and, collectively, the “Subject Directors”), pursuant to which the Company has agreed to pay each Subject Director a flat, fixed cash fee of Two Thousand Five Hundred ($2,500) Dollars for each fiscal quarter that each Subject Director serves as an independent director on the board of directors of the Company (the “Subject Director Agreements”). The first payment under Subject Director Agreements was due and payable on or before November 30, 2017 for the fourth fiscal quarter of 2017, provided, further, that under the terms of the Subject Director Agreements, the Company has granted a non-qualified stock option to each Subject Director to purchase 20,000 shares of Company common stock for each fiscal quarter. Each option granted under the Subject Director Agreements have an exercise period of no less than five (5) years and an exercise price for the shares of common stock underlying the options to be priced based on fair market value of the securities. As of June 1, 2017, the Company and the Subject Directors have mutually agreed to defer the issuance of the option grants until September 1, 2018.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

Except as disclosed below, to our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Securities and Exchange Commission v. Ramy Y. El-Batrawi, GenesisIntermedia, Inc., Ultimate Holdings, Ltd., Adnan M. Khashoggi, Richard J. Evangelista, Wayne Breedon, and Douglas E. Jacobson, Civil Action No. CV-06-2247 (MRP) (C.D. Ca.).2

On April 1, 2010, the Company’s founder and one of our directors, Ramy Y El-Batrawi (“El-Batrawi”) settled a United States Securities and Exchange Commission (“SEC”) enforcement action (originally filed in April 2006) (the “Matter”) by entering into a final judgment by consent (the “Consent”) with the SEC, without admitting or denying the allegations contained in the SEC’s Complaint (as defined below). In connection with the voluntary settlement and resolution of the Matter, the U.S. District Court for the Central District of California (the “Court”) entered the Consent against El-Batrawi, which permanently enjoins him from violating Section 17(a) of the Securities Act of 1933, as amended (“Securities Act”), and Sections 10(b) and 13(b)(5) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Rules 10b-5, 13b2-1, and 13b2-2 thereunder, from aiding and abetting violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Rules 12b-20, 13a-1, and 13a-13, and barring El-Batrawi from acting as an officer or director of a public company for a period of five (5) years following the date of entry of the Final Judgment. For further information and details please contact the Company.

2 U.S. Securities and Exchange Commission Litigation Release No. 21475 / April 2, 2010.

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YayYo, Inc., vs. Hurst Capital LLLP, Zach Hurst, Austin Hurst, Ryan O’Connor, Scott Carl Edwards, Robert Lisiescki, Christopher John Gilbert, Joseph Andreini III, and Joseph Hoffman.

On November 21, 2016, the Company filed a lawsuit in U.S. District Court, for the Central District of California against Hurst Capital LLLP, Zach Hurst, Austin Hurst, Ryan O’Connor, Scott Carl Edwards, Robert Lisiescki, Christopher John Gilbert, Joseph Andreini III, and Joseph Hoffman (collectively, the “Defendants”). The lawsuit alleges claims for fraud, fraudulent inducement and concealment, negligent misrepresentation, unfair business practices, intentional interference with contractual relations and prospective economic relations, and conversion, based on the Company’s belief that the Defendants made fraudulent and intentionally misleading representations to induce the Company to retain their services in connection with building our website and mobile applications, failed to satisfy the terms of their engagement with the Company and attempts to charge the Company for services which was never performed or was subpar. On February 23, 2018, the Company entered into a settlement agreement and mutual release by and between Ryan O’Connor, Robert Lisiescki, Christopher John Gilbert, and Joseph Hoffman pursuant to which the parties agreed to settlement and dismiss the action and to sever, release and discharge and terminate all rights, obligations and liabilities against the Defendants.

Except as set forth above and in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

EXECUTIVE COMPENSATION

The following table illustrates the compensation paid by the Company to its Chief Executive Officer, its two most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the last completed fiscal year, and up to one additional individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the Company at the end of the last completed fiscal year. We refer to these individuals as the “Named Executive Officers”. The disclosure is provided for the years ended December 31, 2018 and December 31, 2017.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Benefits ($) (4)	Option Award ($) (5)	Total ($)

Laurie DiGiovanni, Former Chief Executive Officer and Chief Operating Officer, Former Director (1)	2018	120,000		—	—	—	120,000
	2017	120,000		—	—	—	120,000

Kevin F. Pickard, Chief Financial Officer, Secretary, Director	2018	66,000		—	904,468	—	970,468
	2017	16,800		—	1,356,703	—	1,373,503

Ramy El-Batrawi, Former Chief Executive Officer, Director (6)	2018	205,000		—	—	—	205,000
	2017	286,300		—	—	—	286,300

Anthony Davis, Former President, Chief Executive Officer, Director	2018	—		—	—	—	—
	2017	20,000	(2)	—	—	—	20,000

Robert W. Vanech , Former Chief Financial Officer, Treasurer, Secretary, Director	2018	—		—	—	—	—
	2017	20,000	(3)	—	—	—	20,000

(1)	Ms. DiGiovanni resigned as Chief Executive Officer on January 25, 2019 and has resumed her position as Chief Operating Officer.

(2)	Executive compensation in the amount of $10,000 payable for each of the months of January and February 2017.

(3)	Executive compensation in the amount of $10,000 payable for each of the months of January and February 2017.

(4)	Any values reported in the “Other Compensation”, if applicable, column represents the aggregate grant date fair value, computed in accordance with Accounting Standards Codification (“ASC”) 718 Share Based Payments, of grants of stock options to each of our named executive officers and directors.

(5)	The amount included in the “Option Awards” column does not reflect compensation actually received by the Named Executive Officer but represents the compensation cost that we recognized in each year presented, determined in accordance with FASB ASC 718. On December 1, 2016, each of Mr. Davis and Mr. Vanech received non-qualified stock options expiring on December 31, 2018, entitling them to purchase 100,000 shares of Company common stock at an exercise price of $1.00 per share at any time on or after June 1, 2017. On June 9, 2017, Mr. Pickard received non-qualified stock options to purchase up to an aggregate of 300,000 shares of underlying Company common stock expiring on December 31, 2020, provided, further, that as of December 31, 2018, options to purchase an aggregate of 300,000 underlying shares of Company common stock are vested and exercisable. All such options terminate within three months of each employee ceasing to be in the continuous employment of the Company.

(6)	Ms. DiGiovanni was appointed Chief Executive Officer on October 4, 2018.

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The following table provides information about equity awards granted to our named executive officers that were outstanding on December 31, 2018.

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Options Exercise Price ($)	Options Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Ramy El-Batrawi	—	—	—	$—	*/*/*	—	—	—	—
	—	—	—	$—	*/*/*	—	—	—	—
	—	—	—	$—	*/*/*	—	—	—	—

Laurie DiGiovanni	—	—	—	$—	*/*/*	—	—	—	—
	—	—	—	$—	*/*/*	—	—	—	—
	—	—	—	$—	*/*/*	—	—	—	—

Kevin F. Pickard	300,000	—	—	$8.00	12/31/2020	—	—	—	—
	—	—	—	$—	*/*/*	—	—	—	—
	—	—	—	$—	*/*/*	—	—	—	—
	—	—	—	$—	*/*/*	—	—	—	—

Employment Agreements.

As of December 31, 2018, the Company had no employment agreements with any of its executive officers.

On November 29, 2016, the Company and Mr. Davis, a former executive officer of the Company, entered into an offer of employment agreement with the Company setting forth an initial base salary for Mr. Davis’s first three months of service and performance under his term of employment with the Company. As set forth under the employment offer, Mr. Davis was entitled to receive (i) $15,000 for his service in the month of December 2016, (ii) $10,000 for service performed during the month of January, 2017 and an additional $10,000 for service performed by Mr. Davis during the month of February 2017.

On November 29, 2016, the Company and Mr. Vanech, a former executive officer of the Company, entered into an offer of employment agreement with the Company setting forth an initial base salary for Mr. Vanech first three months of service and performance under his term of employment. As set forth under the employment offer, Mr. Vanech was entitled to receive (i) $15,000 for his service in the month of December 2016, (ii) $10,000 for service performed during the month of January, 2017 and (iii) an additional $10,000 for service performed by Mr. Vanech during the month of February 2017.

Board Compensation

During the fiscal year ended December 31, 2018, each non-employee member of the Board of Directors was entitled to receive cash compensation for his services. For more information please see the section entitled “Non-Employee Director Compensation” below.

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Name	Fees earned and paid in common stock	Option Award	Other Compensation	Total
Ramy El-Batrawi	$—	—	—	$—
Laurie DiGiovanni	$—	—	—	$—
Kevin F. Pickard	$—	—	—	$—
Paul Richter	$—	—	—	$—
Jeffrey J. Guzy	$—	—	—	$—
Christopher Miglino	$—	—	—	$—
Harbant S. Sidhu	$—	—	—	$—

(1) The amount included in the “Option Awards” column does not reflect compensation actually received by the Named Executive Officer but represents the compensation cost that we recognized in each year presented, determined in accordance with FASB ASC 718.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information, as of March 19, 2019, with respect to the holdings of (1) each person who is the beneficial owner of more than 5% of Company common stock, (2) each of our directors, (3) each executive officer, and (4) all of our current directors and executive officers as a group.

Beneficial ownership of the common stock is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and includes any shares of Company common stock over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days of March 19, 2019. Except as otherwise indicated, we believe that the persons named in this table have sole voting and investment power with respect to all shares of common stock held by them. Applicable percentage ownership in the following table is based on 26,718,676 shares of common stock issued and outstanding plus, for each individual, any securities that individual has the right to acquire within 60 days of March 19, 2019.

To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Name and Address of Beneficial Owner	Title	Beneficially Owned*	Percent of Class
Officers and Directors (1)
Jonathan Rosen	Chief Executive Officer	—	—
Kevin F. Pickard	Chief Financial Officer and Director	300,000	1.1%
Laurie DiGiovanni	Chief Operating Officer	—	—
Ramy El-Batrawi (2)	Director	15,425,000	57.7%
Jeffrey J. Guzy	Director	—	—
Christopher Miglino	Director	—	—
Harbant S. Sidhu	Director	—	—

Officers and Directors as a Group (total of 8 persons)		15,725,000	58.2%
5% Stockholders
X, LLC (2)		15,425,000	57.7%
Gray Mars Venus Trust, Arizona 2015 (3)		4,800,000	18.0%
Acuitas Group Holdings, LLC (4)		1,654,412	6.2%
Bellridge Capital, L.P. (5)		2,150,000	7.6%

* Less than 1%

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(1)	Unless otherwise indicated, the principal address of the named directors and officers of the Company is c/o YayYo, Inc., 433 N Camden Dr., # 600 Beverly Hills, CA 90210.
(2)	Common stock beneficially owned by Ramy El-Batrawi are held of record by X, LLC, which is an entity that is wholly-owned and controlled by Ramy El-Batrawi, our founder and one of our directors. Its address is 2635 Astral Dr., Los Angeles, CA 90046. Mr. El-Batrawi has voting and dispositive control over any securities owned of record by X, LLC. Mr. El-Batrawi has entered into a Voting Trust Agreement (the “Trust”) pursuant to which the voting power of all of his outstanding common stock will be controlled by a trustee who will use the voting power of the common stock held in the Trust to vote on all matters presented for a vote of stockholders in the same proportion that the shares of common stock not subject to the Trust voted on such matters.
(3)	Gray Mars Venus Trust, Arizona 2015, an entity beneficially owned and controlled by John Gray. Its address is 75 Avon Ave, Mill Valley, CA 94941.
(4)	Acuitas Group Holdings, LLC, an entity beneficially owned and controlled by Terren Peizer. Its address is 11601 Wilshire Blvd #1100, Los Angeles, CA 90025. Mr. Peizer has voting and dispositive control over any securities owned of record by Acuitas Group Holdings, LLC.
(5)	Includes the following: (i) 400,000 shares of common stock, (ii) 1,500,000 underlying shares of common stock to be acquired upon the exercise of the Selling Securityholder Warrant, and (iii) an option (exercisable at any time by Bellridge Capital, L.P.) from a non-affiliate shareholder of the Company to purchase 250,000 shares of issued and outstanding common stock of the Company from the non-affiliate shareholder. Bellridge Capital LLC (“BC LLC”) is the investment manager of Bellridge Capital, L.P., Boris Klimov (a.k.a Robert Klimov) is the managing partner and controlling person of BC LLC and may be deemed to share beneficial ownership of the shares beneficially owned by Bellridge Capital, L.P. BC LLC may be deemed to share beneficial ownership of the shares beneficially owned by Bellridge Capital, L.P. BC LLC and Mr. Klimov each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described.

Item 5.	Interest of Management and Others in Certain Transactions

In addition to the arrangements, discussed in the sections titled “Directors, Executive Officers and Corporate Governance” and “Executive Compensation” the following is a description of each transaction since June 21, 2016 and each currently proposed transaction in which:

●	we have been or are to be a participant;

●	the amount involved exceeded or exceeds $120,000; and

●	any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Selling Securityholder Transactions

In December 2017, YayYo, Inc., issued a senior secured promissory note to the Selling Securityholder, a security holder of the Company under Item 404(a) of Regulation S-K, in the original principal amount of $222,222 (the “First Note”). As an inducement for the secured parties to extend the loan as evidenced by the First Note and to secure complete and timely payment of the First Note, YayYo, Inc., as borrower, issued and granted a security interest in all the assets of the YayYo, Inc., (including a pledge of securities, owned as of record and beneficially by the YayYo, Inc., in the wholly-owned subsidiaries of the Company) and its subsidiaries, existing as of the date of issuance of thereafter acquired.

On March 8, 2018, YayYo, Inc., entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Selling Securityholder, a security holder of the Company under Item 404(a) of Regulation S-K and “accredited investor” (as defined in Rule 501(a) under the Securities Act of 1933, as amended) (the “Lender”), pursuant to which the Lender purchased (i) a senior secured promissory note in the principal face amount of $6,000,000 due March 8, 2023, subject to extension (the “Second Note”) and (ii) warrants to acquire up to an aggregate of 1,500,000 shares, with an exercise price of $4.00 per share (the “Warrant Shares”) of common stock (defined below) of the Company (the “Warrant”) and 150,000 commitment shares of common stock, par value $0.000001 per share, of the Company (the “Commitment Shares”) for an aggregate purchase price of $6,000,000 (the “Second Note Offering”) to be directed and deposited by the Lender in the Company’s Master Restricted Account (defined below). The principal balance of $6,000,000 on the Second Note bears interest at a rate per annum equal to LIBOR plus 100 basis points, subject to adjustment in accordance with the terms of the Second Note. The Selling Securityholder Warrant expire five years from the date of issuance. Further, the Company paid $178,228 of issuance costs associated with the Second Note.

29

YayYo, Inc., obligations to repay and otherwise perform its obligations under the Second Note are secured by a continuing first priority lien and perfected security interest in the $6,000,000 held in the Master Restricted Account (the “Collateral”), to be held and maintained at Umpqua Bank (the “Master Restricted Account”), subject to a deposit account control agreement, dated as of March 7, 2018, by and between the YayYo, Inc., the Lender and Umpqua Bank (the “Controlled Account Agreement”). Subject to the terms of the Second Note and Controlled Account Agreement, upon the exercise of the Warrant and following the YayYo, Inc., receipt of a notice by the holder of the Second Note electing to effect a release of cash with respect to the Collateral or at any such time that the outstanding amount of the Collateral is greater than or exceeds the principal face amount under the Second Note, the Lender will release a certain percentage of cash held as Collateral in the Master Restricted Account to YayYo, Inc. Under the terms of the Purchase Agreement, YayYo, Inc., will use any proceeds received and distributed from the Master Restricted Account, if at all, for general corporate purposes.

The Company repaid and exchanged a senior secured promissory note in the principal face amount of $6,000,000. On September 12, 2018, the Company entered into a new note payable agreement whereby the Company repaid $4,821,810 of the original $6,000,000 note payable and the balance of $1,178,190 plus an original issue discount of $117,828 was rolled into a note payable for $1,296,018. This note payable is due the earlier of July 31, 2019 or the closing of an offering of at least $3,000,000. As a result of this transaction, the Company recognized interest expense for the remaining unamortized debt discount associated of $4,018,560.

We are party to an investors’ rights agreement with the Selling Securityholder, a security holder of the Company under Item 404(a) of Regulation S-K, which provides, among other things, that certain holders of our capital stock and securities have the right to demand that we file a registration statement or request that their shares of our capital stock or common stock equivalents be covered by a registration statement that we are otherwise filing under this Report. See the section titled “Description of Securities—Registration Rights.”

X, LLC

During the fiscal year ended December 31, 2017 and the periods from June 21, 2016 (inception) to December 31, 2016, X, LLC, a limited liability company owned and controlled by Ramy El-Batrawi, our founder and one of our directors, issued to the Company advances of a total of $50,000 and $75,000. As of December 31, 2017, $125,000 of these loan advances were repaid in full. The loan advances were non-interest bearing and due upon demand. At December 31, 2017 and December 31, 2016, the amount due to X, LLC, as holder of the note was $0 and $75,000, respectively.

During the period from June 21, 2016 (inception) to October 31, 2016, the Company paid management fees of $110,000 to X, LLC, a company that is beneficially owned and controlled by Ramy El-Batrawi. During the year ended December 31, 2017 and the period from June 21, 2016 (inception) to December 31, 2016, the Company paid management fees of $286,300 and $140,000, respectively, to a company that is owned by the Company’s majority stockholder. During the six months ended June 30, 2018 and 2017, the Company paid management fees of $120,000 and $120,000, respectively, to a company that is owned by the Company’s majority stockholder.

On January 6, 2017, the Company received $50,000 from Chase Financing, Inc., (“CFI”) and issued its 10% original issue discount senior secured convertible note in the amount of $55,555, with a maturity date of April 6, 2017 (the “First CFI Note”). Subsequent to the First CFI Note, on January 23, 2017, the Company received an additional $25,000 from CFI, and issued a second 10% original issue discount senior secured convertible note in the principal amount of $30,555, with a maturity date of April 6, 2017 (the “Second CFI Note”). Subsequent to the Second CFI note, the Company received an additional $25,000 from CFI, and issued a third 10% original issue discount senior secured convertible note in the amount of 427,778 (the “Third CFI Note” and together with the First CFI Note and the Second CFI Note, collectively, the “CFI Notes”). As a result, the Company is obligated to repay CFI a total of $113,888 in principal plus all accrued interest thereon to CFI under the CFI Notes on or before the stated maturity dates, subject to extension per the terms.

Pursuant to the terms, the CFI Notes were secured by a first priority lien and security interest on all of the assets of the Company, now owned or hereafter acquired, and were convertible at the option of the holder into shares of our common stock at a conversion price equal to the lower of $7.00 per share or the average of the five lowest volume weighted average trading prices (“VWAP” ) of our common stock during the twenty (20) trading days immediately prior to the date of conversion. In an event of default occurs under the terms of the CFI Notes, the conversion price will be reduced to $1.00 per share.

Concurrently with the execution of the CFI Letter Agreement and the First CFI Note, as additional collateral to secure the repayment of the CFI notes by the Company, Ramy El-Batrawi, our founder and one of our directors, X, LLC (an entity wholly owned and controlled by Mr. El-Batrawi), entered into a Limited Recourse Guaranty and Pledge Agreement with CFI (the “Guaranty and Pledge Agreement”), pursuant to which X, LLC agreed to unconditionally and irrevocably guarantee the Company’s repayment of the CFI Notes, and pursuant to which X, LLC pledged up to 300,000 shares of our common stock held of record and beneficially owned by X, LLC.

30

In addition to the Guaranty and Pledge, on January 6, 2017, X, LLC (an entity wholly owned by Mr. El-Batrawi) entered into a common stock Purchase Agreement (“Stock Purchase Agreement”), pursuant to which X, LLC agreed to sell and transfer to CFI 200,000 shares of our common stock, held of record and beneficially owned by X, LLC, in exchange for the aggregate nominal consideration of one dollar ($1.00). Under the Stock Purchase Agreement, and in addition to the 200,000 shares of common stock to be issued upon the effective date of the Stock Purchase Agreement, X, LLC has agreed to provide CFI with certain anti-dilution protection provisions, whereby X, LLC will issue a number of shares of our common stock, held as of record and beneficially by X, LLC, equal to two percent (2%) of the number of shares of common stock issued or underlying common stock equivalents (as defined under the Stock Purchase Agreement) issued, as the case may be, in the event of a Dilutive Share Issuance (as defined under the Stock Purchase Agreement). X, LLC has the right to repurchase 100,000 of such shares at an aggregate purchase price of $208,500 if exercises within the initial three (3) months after the date of the Stock Purchase Agreement, or $258,500 if exercised within the second three (3) months. As of December 31, 2017, the CFI Notes have been repaid in full by the Company.

Lexicon Labs

On September 28, 2016 YayYo, LLC entered into a product management proposal with Lexicon Labs (the “Product Management Proposal”), whereas Lexicon Labs shall use its own personnel and other assets to oversee and manage the development of our technology and to assist with product development services to the Company in the form of (a) design and development services to provide iOS operating system capabilities for our mobile app “YayYo!”, (b) design and development for a web registration portal for on-boarding new users, and (c) development of web administration applications to allow high level team members to be able to track user analytical information. On November 16, 2016, the Company adopted and ratified the terms of the Product Management Proposal and accepted the benefits of such arrangement on behalf of the Company.

Lexicon Labs is managed by Ali Rashidifar, a former director of the Company and consultant to the Company holding the position of product manager. Under the terms of the Product Management Proposal, the Company has agreed to pay Lexicon Labs compensation in the form of a management cost in an amount equal to $10,000 (paid on a monthly basis). Since November 16, 2016 (the date of the Company’s incorporation), the Company has paid Lexicon Labs $10,000 for services rendered for the month of November 2016 under the terms off the Product Management Proposal. As a manager of Lexicon Labs, the Company believes that Mr. Rashidifar will directly or indirectly benefit financially from our Product Management Proposal and it is further assumed, at this stage, that the Company will continue the engagement of Lexicon Labs for the performance of product management services under the Product Management Proposal beyond November 2017, whereby the Company anticipates that aggregate fees paid to Lexicon Labs will exceed an aggregate of $120,000 in total payments issue and received by Lexicon Labs. As of December 31, 2017, the Product Management Proposal with Lexicon Labs has been terminated.

Independent Director Agreements

In November 2017, the Company entered into two (2) separate independent director agreements with Jeffrey J. Guzy and Paul Wesley Richter, a former director of the Company (each a “Subject Director” and, collectively, the “Subject Directors”), pursuant to which the Company has agreed to pay each Subject Director a flat, fixed cash fee of Two Thousand Five Hundred ($2,500) Dollars for each fiscal quarter that each Subject Director serves as an independent director on the board of directors of the Company (the “Subject Director Agreements”). The first payment under Subject Director Agreements was due and payable on or before November 30, 2017 for the fourth fiscal quarter of 2017, provided, further, that under the terms of the Subject Director Agreements, the Company has granted a non-qualified stock option to each Subject Director purchase 20,000 shares of Company common stock for each fiscal quarter. Each option granted under the Subject Director Agreements have an exercise period of no less than five (5) years and an exercise price for the shares of common stock underlying the options to be priced based on fair market value of the securities. As of June 1, 2017, the Company and the Subject Directors have mutually agreed to defer the issuance of the option grants until September 1, 2018.

Incentive Agreement for Grant of Stock

On April 1, 2018, the Company entered into an incentive agreement for a grant of stock with Dave Haley, a former director of the Company, pursuant to which Mr. Haley has agreed to write, provide and procure two particular insurance policies for Rideshare Car Rentals, LLC and Distinct Cars, LLC (the “Special Policies”) in consideration for a grant of 250,000 shares of Company restricted common stock, provided further, that in consideration for certain monetary advances made and extended by Mr. Haley on behalf of the Company for certain down payment requirements for the Special Policies, the Company has agreed to issue Mr. Haley 14,945 shares of Company restricted common stock, at a price per share equal to $8.00, as reimbursement for the cost of Mr. Haley’s monetary advances made on behalf of the Company.

Non-Qualified Stock Option Agreement

On June 9, 2017, the Company entered into a non-qualified stock option agreement with Kevin Pickard, our chief financial officer and director, providing for an option grant to purchase an aggregate of 300,000 shares at an exercise price of $8.00 per share. The option grant vests at a rate of 10,000 options per month following the date of the option grant. As of December 31, 2018, an aggregate of 300,000 options are vested and exercisable. The options expire December 31, 2020.

On December 1, 2016, the Company entered into a series of non-qualified stock option agreements with former executive officers and directors of the Company providing for a series of option grants to those former executive officers and directors to purchase an aggregate of 450,000 shares at an exercise price of $1.00 per share. The options expired December 31, 2018.

Item 6.	Other Information

Not Applicable

31

Item 7.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

YAYYO, INC

Financial Statements

December 31, 2018 and 2017

F-1

AJ Robbins CPA, LLC Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Yayyo Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yayyo, Inc. (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the two years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Yayyo, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Sates) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we were required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluation of the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 13 to the financial statements, the 2017 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

/s/ AJ Robbins CPA LLC

We have served as the Company’s auditor since 2016

Denver, Colorado

March 22, 2019

aj@ajrobbins.com

3773 Cherry Creek North Drive, Suite 575 East, Denver, Colorado 80209

(B)303-331-6190 (M)720-339-5566 (F)303-845-9078

F-2

YAYYO, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2017

	2018	2017
		(restated)
ASSETS
Current Assets:
Cash	$277,444	$308,738
Accounts receivable	-	-
Prepaid expenses	108,900	13,406
Total current assets	386,344	322,144

Equipment, net	5,092	2,860
Leased assets, net	5,115,117	2,033,482
Deferred offering costs	66,500	-
TOTAL ASSETS	$5,573,053	$2,358,486

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$719,386	$100,000
Accrued expenses	494,066	31,453
Notes payables, current (net of discount of $72,211 and $48,600)	2,617,970	254,511
Finance lease obligations, current	1,562,651	555,090
Total current liabilities	5,394,073	941,054

Notes payable, net of current portion (net of discount of $54,190)	-	552,588
Finance lease obligations, net of current portion	2,227,496	1,038,201
TOTAL LIABILITIES	7,621,569	2,531,843

Commitments and contingencies	-	-

STOCKHOLDERS’ DEFICIT
Preferred stock, $0.000001 par value; 10,000,000 shares authorized; nil shares issued and outstanding
Common stock, $0.000001 par value; 90,000,000 shares authorized; 26,718,676 and 25,770,551 shares issued and outstanding	27	26
Additional paid-in capital	19,193,151	7,879,189
Accumulated deficit	(21,241,694)	(8,052,572)
Total stockholders’ deficit	(2,048,516)	(173,357)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$5,573,053	$2,358,486

The accompanying footnotes are an integral part of these consolidated financial statements.

F-3

YAYYO, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2018 and 2017

	2018	2017
		(restated)
Revenue	$3,289,478	$235,690

Cost of revenue	2,374,397	213,111

Gross profit	915,081	22,579

Operating expenses:
Selling and marketing expenses	482,811	86,098
Product development	9,699	303,555
General and administrative expenses	2,219,783	1,573,183
Stock-based compensation	4,364,468	1,676,476
Impairment of leased assets	2,388,000	2,800,000
Total operating expenses	9,464,761	6,439,312

Loss from operations	(8,549,680)	(6,416,733)

Other income (expense):
Interest and financing costs	(4,639,442)	(192,395)
Change in value of derivative liability	-	40,265
Total other income (expense)	(4,639,442)	(152,130)

Net loss	$(13,189,122)	$(6,568,863)

Weighted average shares outstanding:
Basic	26,321,137	25,297,066
Diluted	26,321,137	25,297,066

Loss per share
Basic	$(0.50)	$(0.26)
Diluted	$(0.50)	$(0.26)

The accompanying footnotes are an integral part of these consolidated financial statements.

F-4

YAYYO, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Year Ended December 31, 2018 and 2017

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31,2016	25,011,000	$25	$1,382,930	$(1,483,709)	$(100,754)
Issuance of common stock for cash	371,351	1	2,484,198		2,484,199
Payment of offering costs			(814,442)		(814,442)
Value of common stock of related party issued with convertible note payable			99,027		99,027
Value of common stock issued with notes payable	18,200		91,000		91,000
Value of common stock issued with capital lease obligation	350,000		2,800,000		2,800,000
Issuance of common stock for accounts payable	20,000		160,000		160,000
Stock option expense				1,676,476	1,676,476
Net loss				(6,568,863)	(6,568,863)
Balance, December 31, 2017	25,770,551	26	7,879,189	(8,052,572)	(173,357)
Issuance of common stock for cash	46,330		307,924		307,924
Value of common stock issued with notes payable	155,850		407,791		407,791
Value of warrants issued with notes payable			3,726,506		3,726,506
Value of common stock issued with capital lease obligation	298,500			2,388,000	2,388,000
Issuance of common stock for services	432,500	1	3,459,999		3,460,000
Issuance of common stock for accounts payable	14,945		119,274		119,274
Stock option expense			904,468		904,468
Net loss				(13,189,122)	(13,189,122)
Balance, December 31, 2018	26,718,676	$27	$19,193,151	$(21,241,694)	$(2,048,516)

The accompanying footnotes are an integral part of these consolidated financial statements.

F-5

YAYYO, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2018 and 2017

	2018	2017
		(restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,189,122)	(6,568,863)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	500,622	82,904
Stock option expense	904,468	1,676,476
Common stock issued for services	3,460,000	-
Non-cash financing costs	-	39,293
Amortization of debt discounts	4,460,931	124,320
Change in value of derivative liability	-	(40,266)
Gain on disposal of assets	(17,360)	-
Impairment of leased assets	2,388,000	2,800,000
Accounts receivable	-	-
Prepaid expenses	(95,494)	(13,406)
Accounts payable	673,836	15,966
Accrued expenses	489,963	31,453
Net cash used in operating activities	(424,156)	(1,852,123)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(2,840)	(3,178)
Deposit for leased vehicles	-	-
Net cash used in investing activities	(2,840)	(3,178)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	307,924	2,484,199
Payment of offering costs	-	(614,805)
Proceeds from convertible note payable	-	100,000
Repayment of convertible note payable	-	(113,888)
Proceeds from notes payable	7,746,378	887,667
Repayment of note payable	(6,111,263)	-
Payment for debt issuance costs	(178,228)	-
Proceeds from advance from related party	-	50,000
Repayment of advance from related party	-	(125,000)
Repayment of finance lease obligations	(1,369,109)	(522,777)
Net cash provided by financing activities	395,702	2,145,396
NET INCREASE (DECREASE) IN CASH	(31,294)	290,095
CASH, BEGINNING OF PERIOD	308,738	18,643
CASH, END OF PERIOD	$277,444	$308,738

CASH PAID FOR:
Interest	$139,825	$16,402
Income taxes	$-	$-

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES
Payment of accounts payable with common stock	$119,274	$-
Value of equity recorded as debt discounts	$4,134,297	$1,368,063
Finance lease obligations	$3,700,674	$2,116,068

The accompanying footnotes are an integral part of these consolidated financial statements.

F-6

YAYYO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Year Ended December 31, 2018 and 2017

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

YayYo, Inc. (“YayYo” or the “Company”) was incorporated on June 21, 2016 under the laws of the state of Delaware originally as a limited liability company and subsequently changed to a C corporation. The accompanying financial statements are retroactively restated to present the Company as a C corporation from June 21, 2016. The Company rents cars to Uber and Lyft drivers.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Distinct Cars, LLC, RideShare Car Rentals, LLC, RideYayYo, LLC and Savy, LLC. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is possible that accounting estimates and assumptions may be material to the Company due to the levels of subjectivity and judgment involved.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Equipment

Equipment is stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Computer equipment	5 years
Vehicles	5 years

Long-Lived Assets

The Company applies the provisions of ASC Topic 360, Property, Plant, and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. ASC 360 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. Based on its review at December 31, 2018 and 2017, the Company took an impairment charge against its leased assets for $2,388,000 and $2,800,000, respectively.

Revenue Recognition

The Company recognizes revenue from renting its fleet of cars to Uber and Lyft drivers. Revenue is recognized based on the rental agreements which are generally on a weekly basis. The Company recognizes revenue in accordance with FASB ASC 606, Revenue From Contracts with Customers.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

Stock-Based Compensation

The Company records stock-based compensation in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. FASB ASC Topic 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the employee’s requisite service period. The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees. There were 1,500,000 warrants and 300,000 options outstanding as of December 31, 2018.

F-7

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS is based on the assumption that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were 2,250,000 and 750,000 potentially dilutive securities outstanding during the years ended December 31, 2018 and 2017, respectively. There were 750,000 options outstanding as of December 31, 2017.

Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising costs for the years ended December 31, 2018 and 2017 were $482,811 and $86,098, respectively.

Research and Development Costs

The Company expenses its research and development costs as incurred. Research and developments costs for the years ended December 31, 2018 and 2017 were $9,699 and $303,555, respectively.

Deferred Offering Costs

Deferred offering costs are amounts incurred that are directly related to the offering of the Company’s common stock. These costs will be offset against the proceeds from the Company’s equity offering.

Software Development Costs

Software development costs are capitalized in accordance with FASB ASC 985-20 Cost of Software to Be Sold, Leased, or Marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. The establishment of technological feasibility and the ongoing assessment for recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life, and changes in software and hardware technologies. Capitalized software development costs are comprised primarily of direct overhead, payroll costs, and consultants’ fees of individuals working directly on the development of specific software products.

Amortization of capitalized software development costs is provided on a product-by-product basis on the straight-line method over the estimated economic life of the products (not to exceed three years). Management periodically compares estimated net realizable value by product to the amount of software development costs capitalized for that product to ensure the amount capitalized is not in excess of the amount to be recovered through revenues. Any such excess of capitalized software development costs over expected net realizable value is expensed at that time.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Derivative Financial Instruments

The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses the Black-Scholes-Merton option pricing model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. During the year ended December 31, 2017, the Company’s only derivative financial instrument was an embedded conversion feature associated with convertible notes payable due to certain provisions that allow for a change in the conversion price based on a percentage of the Company’s stock price at the date of conversion. The convertible note was repaid therefore, there are no derivative financial instruments at December 31, 2018 and 2017.

F-8

Fair Value Measurements

The Company applies the provisions of ASC 820-10, “Fair Value Measurements and Disclosures.” ASC 820-10 defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

For certain financial instruments, the carrying amounts reported in the balance sheets for cash and current liabilities, including convertible notes payable, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The Company uses Level 2 inputs for its valuation methodology for derivative liabilities as their fair values were determined by using the Black-Scholes-Merton pricing model based on various assumptions. The Company’s derivative liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in results of operations as adjustments to fair value of derivatives.

At December 31, 2018 and 2017, the Company did not identify any liabilities that are required to be presented on the balance sheet at fair value. The derivative liability associated with the convertible notes payable were both issued and repaid during the year ended December 31, 2017; therefore, there was no derivative liability at December 31, 2018 or December 31, 2017.

Recent Accounting Pronouncements

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2018-07, Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services and aligns most of the guidance on such payments to nonemployees with the requirements for share-based payments granted to employees. ASU 2018-07 is effective on January 1, 2019. Early adoption is permitted. The Company is in the process of evaluating the impact of this ASU on its financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date. The adoption of this ASU did not have an impact on its financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The adoption of this ASU did not have an impact on its financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this ASU on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The adoption of this ASU did not have an impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. The Company adopted this ASU for its year ended December 31, 2017.

F-9

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this ASU beginning on January 1, 2018 and used the modified retrospective method of adoption. The adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 3 – Equipment

At December 31, 2018 and 2017 equipment consisted of the following:

	2018	2017

Computer equipment	$6,046	$3,178
	6,046	3,178
Less accumulated depreciation	(954)	(318)
Equipment, net	$5,092	$2,860

Depreciation expense for equipment for the years ended December 31, 2018 and 2017 was $636 and $318, respectively.

Note 4 – Leased Assets

At December 31, 2018 and 2017 all of the Company’s leased assets were finance leased right-of-use assets and consisted of the following:

	2018	2017

Vehicles	$5,661,749	$2,116,068
	5,661,749	2,116,068
Less accumulated depreciation	(546,632)	(82,586)
Leased assets, net	$5,115,117	$2,033,482

The Company’s leased assets, consisting of vehicles, are depreciated over their estimated useful life of five years. The value of the leased assets was initially determined as the sum of the lease liability plus the up-front consideration of 298,500 shares of the Company’s common stock (valued at $2,388,000) paid to the lessor in 2018 and 350,000 shares of the Company’s common stock (valued at $2,800,000) paid to the lessor in 2017. During the years ended December 31, 2018 and 2017, the Company determined that the carrying value of the leased assets was impaired and took an impairment charge of $2,388,000 and $2,800,000, respectively, to reduce the carrying value of the leased assets to fair value. Amortization expense for leased assets for the years ended December 31, 2018 and 2017 was $499,986 and $82,586, respectively. The lease terms are generally for three years and the Company has the right to purchase the leased assets for $1 each at the end of the lease terms.

F-10

Note 5 – Notes Payable

Notes payable at December 31, 2018 and 2017 consisted of the following:

	2018	2017
Note payable to investor; accrue interest at 5% per annum; due March 31, 2019; unsecured	$790,000	$445,000

Notes payable to individual investors; accrue interest at 8% per annum; principal payments equal to 1/12 of original balance plus interest due quarterly; due from dates ranging from August 9, 2020 to March 26, 2021; unsecured (A)	319,667	242,667

Note payable to investor; accrue interest at 6% per annum; due March 31, 2018; unsecured (B)	222,222	222,222

Note payable to investor; original issue discount of $117,828; due he earlier of July 31, 2019 or closing of an offering of at least $3,000,000; secured by assets of the Company (C)	1,296,018	-

Note payable to merchant bank; accrues interest at 15% per annum; daily payments of $813	37,308	-

Line of credit; $65,000 limit; accrues interest at 15% per annum; weekly payments of $3,038	24,966	-
Total notes payable	2,690,181	909,889
Unamortized debt discount	(72,211)	(102,790)
Notes payable, net discount	2,617,970	807,099
Less current portion	(2,617,970)	(254,511)
Long-term portion	$-	$552,588

(A) In connection with the issuance of these notes payable, during the nine months the Company also issued an aggregate of 5,850 shares of its common stock to these note holders as additional incentive to make the loans. The aggregate relative fair value of these shares of common stock was $28,875 and was recorded as a discount on the note payable and as additional paid in capital. The discount of $28,875 is being amortized over the term of the notes payable. During the year ended December 31, 2017, the Company also issued an aggregate of 18,200 shares of its common stock to these note holders as additional incentive to make the loans. The aggregate relative fair value of these shares of common stock was $91,000 and was recorded as a discount on the note payable and as additional paid in capital. The discount of $91,000 is being amortized over the term of the notes payable. During the years ended December 31, 2018 and 2017, $27,886 and $0, respectively, was charged to interest expense as amortization of the discounts, with an unamortized balance of $82,273 at December 31, 2018.

(B) This note payable was issued with an original issuance discount of $22,222 which is being amortized over the term of the notes payable. During the years ended December 31, 2018 and 2017, $21,506 and $0, respectively, was charged to interest expense as amortization of the discount, with an unamortized balance of $0 at December 31, 2018.

(C) On March 8, 2018, the Company issued a note payable for $6,000,000. The note accrues interest at LIBOR plus 100 basis points and is due five years from the date of issuance. The note payable is secured by the restricted cash balance. In addition, the Company issued to the note holder 150,000 shares of the Company’s common stock and 1,500,000 warrants to purchase shares of the Company’s common stock for $4.00 per shares. The warrants expire five years from the date of issuance. The Company also paid $178,228 of issuance costs associated with this note. The relative fair value of the 150,000 shares of common stock was $378,916 and the relative fair value of the 1,500,000 warrants was $3,726,506 and both were recorded as a discount on the note payable and as additional paid in capital. In addition, the issuance costs of $178,228 have also been recorded as a debt discount. The debt discount of $4,283,650 is being amortized over the term of the note payable. On September 12, 2018, the Company entered into a new note payable agreement with this investor whereby, the Company repaid $4,821,810 of the original $6,000,000 note payable and with the balance of $1,178,190 plus an original issue discount of $117,828 being rolled into the September 12, 2018 note payable for $1,296,018. The original issue discount of $117,828 is being amortized to interest expense over the term of the new note payable. As a result of the $6,000,000 note payable being repaid in September 2018, the Company amortized to interest expense the remaining debt discount associated with the note payable of $4,018,560. During the years ended December 31, 2018 and 2017, $4,316,808 and $0, respectively, was charged to interest expense as amortization of the debt discounts associated with the notes payable to this investor, with an unamortized balance of $84,689 at December 31, 2018.

F-11

A rollforward of notes payable from December 31, 2016 to December 31, 2018 is below:

Notes payable, December 31, 2016	$0
Issued for cash	887,667
Issued for original issue discount	22,222
Debt discount related to notes payable	(113,222)
Amortization of debt discounts	10,432
Notes payable, December 31, 2017	$807,099
Issued for cash	7,746,378
Repayments	(6,111,263)
Accrued interest converted to note payable	27,350
Debt discount related to notes payable	(4,312,525)
Amortization of debt discounts	4,460,931
Notes payable, December 31, 2018	$2,617,970

Note 6 – Lease Obligations

Lease obligations at December 31, 2018 and 2017 consisted of the following:

	2018	2017

Lease obligations	$3,790,147	$1,593,291
Less current portion	(1,562,651)	(555,090)
Long-term portion	$2,227,496	$1,038,201

In connection with these finance lease obligations, during the years ended December 31, 2018, the Company also issued to the lessor 91,500 shares of its common stock as additional incentive for the lessor to enter into additional lease agreements. The fair value of these 91,500 shares of common stock was $732,000 and was recorded as an up-front lease payment. The fair value of the common stock was based on sales of the Company’s common stock to third parties. Increasing the value of the leased vehicles for the value of the 91,500 shares of common stock resulted in the carrying amount of the vehicles exceeding the fair value of the vehicles. Accordingly, the Company has taken an impairment charge of $732,000 during the years ended December 31, 2018 to reduce the carrying value of the vehicles to fair value.

F-12

A rollforward of lease obligations from December 31, 2016 to December 31, 2018 is below:

Lease obligations, December 31, 2016	$-
New lease obligations	2,116,068
Payments on lease obligations	(522,777)
Lease obligations, December 31, 2017	$1,593,291
New lease obligations	3,700,674
Disposal of leased vehicles	(134,709)
Payments on lease obligations	(1,369,109)
Lease obligations, December 31, 2018	$3,790,147

Future payments under lease obligations are as follows:

Years ending December 31,
2019	$1,747,166
2020	1,637,780
2021	699,206
Total payments	4,084,152
Amount representing interest	(294,005)
Lease obligation, net	$3,790,147

The weighted-average remaining lease term at December 31, 2018 is 2.17 years and the weighted average discount rate is 5%.

The finance lease costs for the year ended December 31, 2018 consisted of amortization expense of $499,986 and interest expense of $117,858. The finance lease costs for the year ended December 31, 2017 consisted of amortization expense of $82,586 and interest expense of $16,292.

Note 7 – Convertible Notes Payable

On January 6, 2017, the Company entered into a letter agreement (the “CFI Letter Agreement”) with Chase Financing, Inc. (“CFI”), pursuant to which CFI agreed to provide up to $100,000 in capital to the Company through one or more loans with an aggregate principal amount of $113,888.

On January 6, 2017, the Company received $50,000 from CFI and issued its 10% original issue discount senior secured convertible note in the principal amount of $ 55,555, with a maturity date of April 6, 2017 (the “First CFI Note”). Subsequent to the First CFI Note, on January 23, 2017 the Company received an additional $25,000 from CFI, and issued a second 10% original issue discount senior secured convertible note in the principal amount of $30,555, with a maturity date of April 6, 2017 (the “Second CFI Note “). Subsequent to the Second CFI Note, the Company received an additional $25,000 from CFI, and issued a third 10% original issue discount senior secured convertible note in the amount of $27,778 (the “Third CFI Note” and together with the First CFI Note and the Second CFI Note, collectively, the “CFI Notes”). As a result, the Company is obligated to repay CFI a total of $113,888 in principal plus all accrued interest thereon to CFI under the CFI Notes on or before the stated maturity dates, subject to extension per the terms of the CFI Notes.

Pursuant to the terms, the CFI Notes are secured by a first priority lien and security interest on all of the assets of the Company, now owned or hereafter acquired, and are convertible at the option of the holder into shares of our Common Stock at a conversion price equal to the lower of $7.00 per share or the average of the five lowest volume weighted average trading prices (“VWAP”) of our Common Stock during the twenty (20) trading days immediately prior to the date of conversion. If an event of default occurs under the terms of the CFI Notes, the conversion price will be reduced to $1.00 per share.

Concurrently with the execution of the CFI Letter Agreement and the First CFI Note, as additional collateral to secure the repayment of the CFI Notes by the Company, Ramy El-Batrawi, our founder, Chief Executive Officer, Director and control person of our principal stockholder, X, LLC (an entity wholly owned by Mr. El-Batrawi), entered into a Limited Recourse Guaranty and Pledge agreement with CFI (the “Guaranty & Pledge”), pursuant to which X, LLC agreed to unconditionally and irrevocably guarantee the Company’s repayment of the CFI Notes, and pursuant to which X, LLC pledged up to 300,000 shares of our Common Stock held of record and beneficially owned by X, LLC.

In addition to the Guaranty & Pledge, on January 6, 2017, X, LLC (an entity wholly owned by Mr. El-Batrawi) entered into a Common Stock Purchase Agreement (“Stock Purchase Agreement”), pursuant to which X, LLC agreed to sell and transfer to CFI 200,000 shares of our Common Stock, held of record and beneficially owned by X, LLC, in exchange for the aggregate nominal consideration of one dollar ($1.00). Under the Stock Purchase Agreement, and in addition to the 200,000 shares of Common Stock to be issued upon the effective date of the Stock Purchase Agreement, X, LLC has agreed to provide CFI with certain anti-dilution protection provisions, whereby X, LLC will issue a number of shares of our Common Stock, held as of record and beneficially by X, LLC, equal to two percent (2%) of the number of shares of Common Stock issued or underlying Common Stock Equivalents (as defined under the Stock Purchase Agreement) issued, as the case may be, in the event of a Dilutive Share Issuance (as defined under the Stock Purchase Agreement). X, LLC has the right to repurchase 100,000 of such shares at an aggregate purchase price of $208,500 if exercises within the initial three (3) months after the date of the Stock Purchase Agreement, or $258,500 if exercised within the second three (3) months.

F-13

The CFI Notes have been repaid by the Company.

A rollforward of the convertible note payable from December 31, 2016 to December 31, 2017 is below:

Convertible notes, December 31, 2016	$-
Issued for cash	100,000
Issued for original issue discount	13,888
Debt discount related to new convertible notes	(113,888)
Amortization of debt discounts	113,888
Repayment in cash	(113,888)
Convertible notes, December 31, 2017	$-

Note 8 – Derivative Liability

The convertible notes payable discussed in Note 7 had a conversion price that can be adjusted based on the Company’s stock price which results in the conversion feature being recorded as a derivative liability.

The fair value of the derivative liability was recorded and shown separately under current liabilities. However, as of December 31, 2017 the convertible note payable giving rise to the derivative liability was repaid, and as a result, the derivative liability at December 31, 2017 was $0. Changes in the fair value of the derivative liability is recorded in the statement of operations under other income (expense).

The Company uses a weighted average Black-Scholes-Merton option pricing model with the following assumptions to measure the fair value of derivative liability:

Stock price	$4.00
Risk free rate	0.53%
Volatility	275%
Conversion/ Exercise price	$4.00
Dividend rate	0%
Term (years)	0.16 to 0.25

The following table represents the Company’s derivative liability activity from December 31, 2016 to December 31, 2017:

Derivative liability balance, December 31, 2016	$-
Issuance of derivative liability during the period	40,266
Change in derivative liability during the period	(40,266)
Derivative liability balance, December 31, 2017	$-

F-14

Note 9 – Stockholders’ Equity

The Company authorized 100,000,000 shares of capital stock with consists of 90,000,000 shares of common stock, $0.000001 par value per share and 10,000,000 shares of preferred stock, $0.000001 par value per share.

Common Stock

During the years ended from December 31, 2018, the Company:

●	sold 46,330 shares of common stock to investors for gross cash proceeds of $307,924;

●	issued 155,850 shares of common stock in connection with the issuance of notes payable;

●	issued 91,500 shares of common stock in connection with lease obligations;

●	issued 432,500 shares of common stock for services rendered valued at $3,460,000. The value was determined based on the shares price for recent sales of the Company’s common stock; and

●	issued 14,945 shares of common stock for payment of accounts payable of $119,274.

During the year ended from December 31, 2017, the Company:

●	sold 371,351 shares of common stock to investors for gross cash proceeds of $2,484,199 of which 326,126 shares and $2,303,299 of cash proceeds were related to the Company’s Regulation A offering. The Company incurred $814,442 of offering cost related to the sale of common stock which consisted principally of legal fees and costs associated with soliciting the sale of common stock directly to the Regulation A investors;

●	issued 18,200 shares of common stock in connection with the issuance of notes payable;

●	issued 350,000 shares of common stock in connection with lease obligations;

●	issued 432,500 shares of common stock for services rendered valued at $3,460,000. The value was determined based on the shares price for recent sales of the Company’s common stock; and

●	issued 20,000 shares of common stock for payment of accounts payable of $160,000.

F-15

Stock Options

The following is a summary of stock option activity:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Options	Exercise	Contractual	Intrinsic
	Outstanding	Price	Life	Value
Outstanding, December 31, 2016	450,000	$1.00	2.00	$-
Granted	300,000	$8.00
Forfeited	-
Exercised	-
Outstanding, December 31, 2017	750,000	$3.80	1.80	$3,150,000

Granted	-
Forfeited	(450,000)	1.00
Exercised	-
Outstanding, December 31, 2018	300,000	$8.00	2.00	$
Exercisable, December 31, 2018	300,000	$8.00	2.00	$

The exercise price for options outstanding at December 31, 2018:

Outstanding		Exercisable
Number of	Exercise	Number of	Exercise
Options	Price	Options	Price
300,000	$8.00	$300,000	8.00
300,000		300,000

Warrants

The following is a summary of warrant activity:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Warrants	Exercise	Contractual	Intrinsic
	Outstanding	Price	Life	Value
Outstanding, December 31, 2017	-
Granted	1,500,000	$4.00
Forfeited	-
Exercised	-
Outstanding, December 31, 2018	1,500,000	$4.00	4.44	$6,000,000
Exercisable, December 31, 2018	1,500,000	$4.00	4.44	$6,000,000

F-16

The exercise price for warrants outstanding at December 31, 2018:

Outstanding and Exercisable
Number of	Exercise
Warrants	Price
1,500,000	$4.00
1,500,000

Note 10 – Related Party Transactions

During the years ended December 31, 2018 and 2017, the Company paid management fees of $205,000 and $286,300, respectively, to a company that is owned by the Company’s majority stockholder.

During the year ended December 31, 2017 and the period from June 21, 2016 (inception) to December 31, 2016, the Company’s majority stockholder advanced a total of $50,000 and $75,000 to the Company. During the year ended December 31, 2017, $125,000 of these advances were repaid. These advances are non-interest bearing and due upon demand.

Note 11 – Commitments and Contingencies

The Company is party to certain legal proceedings from time to time incidental to the conduct of its business. These proceedings could result in fines, penalties, compensatory or treble damages or non-monetary relief. The nature of legal proceedings is such that the Company cannot assure the outcome of any particular matter, and an unfavorable ruling or development could have a materially adverse effect on our consolidated financial position, results of operations and cash flows in the period in which a ruling or settlement occurs. However, based on information available to the Company’s management to date, the Company’s management does not expect that the outcome of any matter pending against the Company is likely to have a materially adverse effect on the Company’s consolidated financial position as of December 31, 2018, results of operations, cash flows or liquidity of the Company.

Note 12 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A full valuation allowance is established against all net deferred tax assets as of December 31, 2018 and 2017 based on estimates of recoverability. While the Company has optimistic plans for its business strategy, it determined that such a valuation allowance was necessary given the current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model. Because of the impacts of the valuation allowance, there was no income tax expense or benefit for the years ended December 31, 2018 and 2017.

A reconciliation of the differences between the effective and statutory income tax rates for the years ended December 31, 2018 and 2017:

	2018		2017
	Amount	Percent	Amount	Percent

Federal statutory rates	$(2,769,716)	21.0%	$(2,233,413)	34.0%
State income taxes	(923,239)	7.0%	(328,443)	5.0%
Permanent differences	3,144,503	-23.8%	1,786,485	-27.2%
Valuation allowance against net deferred tax assets	548,452	-4.2%	775,371	-11.8%
Effective rate	$-	0.0%	$-	0.0%

F-17

At December 31, 2018 and 2017, the significant components of the deferred tax assets are summarized below:

	2018	2017
Deferred income tax asset
Net operation loss carryforwards	1,497,497	1,321,885
Total deferred income tax asset	1,497,497	1,321,885
Less: valuation allowance	(1,497,497)	(1,321,885)
Total deferred income tax asset	$-	$-

The valuation allowance increased by $175,612 in 2018 of which $548,452 was a result of the Company generating additional net operating losses offset by $372,840 as a result of the change in the corporate tax rate from 34% to 21%. The valuation allowance increased by $775,371 in 2017 as a result of the Company generating additional net operating losses.

The Company has recorded as of December 31, 2018 and 2017 a valuation allowance of $1,497,497 and $1,321,885, respectively, as it believes that it is more likely than not that the deferred tax assets will not be realized in future years. Management has based its assessment on the Company’s lack of profitable operating history.

The Company conducts an analysis of its tax positions and has concluded that it has no uncertain tax positions as of December 31, 2018 and 2017.

The Company has net operating loss carry-forwards of approximately $5,350,000. Such amounts are subject to IRS code section 382 limitations and expire in 2031. The 2016, 2017 and 2018 tax year is still subject to audit.

Note 13 – Restatement of Previously Issued Financial Statements

In connection finance lease obligations as discussed in Note 6, the Company issued the lessor an aggregate of 350,000 shares of its common stock as additional incentive for the lessor to enter into the lease agreements. The Company originally accounted for the issuance of the 350,000 shares of common stock as a debt discount to the lease obligation by recording the relative fair value of the common stock as a debt discount that would be amortized to interest expense over the term of the lease obligations. The Company has restated its previously issued financial statements to record the fair value of the 350,000 shares of common stock as an up-front lease payment; and therefore included in the value of the leased vehicles. Increasing the value of the leased vehicles for the value of the 350,000 shares of common stock resulted in the carrying amount of the vehicles exceeding the fair value of the vehicles. Accordingly, the Company has taken an impairment charge of $2,800,000 to reduce the carrying value of the vehicles to fair value. The adjustments to the previously issued financial statements reflect the following:

a.	removal of the debt discount from the financing lease obligation

b.	removal of the amortization of the debt discount to interest expense

c.	record the impairment of the leased vehicles

F-18

Consolidated Balance Sheet

As of December 31, 2017

	Previously
	Filed	Adjustment		As Restated
ASSETS
Current Assets:
Cash	$308,738	$—		$308,738
Prepaid expenses	13,406	—		13,406
Total current assets	322,144	—		322,144
Equipment, net	2,860	—		2,860
Leased assets, net	2,033,482	—		2,033,482
TOTAL ASSETS	$2,358,486	$—		$2,358,486

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$100,000	$—		$100,000
Accrued expenses	31,453	—		31,453
Notes payable, current (net of discount of $48,600)	254,511	—		254,511
Finance lease obligations, current	72,485	482,605	a	555,090
Total current liabilities	458,449	482,605		941,054
Notes payable, net of current portion (net of discount of $54,190)	552,588	—		552,588
Finance lease obligations, net of current portion	674,208	363,993	a	1,038,201
TOTAL LIABILITIES	1,685,245	846,598		2,531,843

Commitments and contingencies	—	—		—

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock	—	—		—
Common stock	26	—		26
Additional paid-in capital	6,257,225	1,621,964	a,c	7,879,189
Accumulated deficit	(5,584,010)	(2,468,562	)b,c	(8,052,572)
Total stockholders’ equity (deficit)	673,241	(846,598)		(173,357)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,358,486	$—		$2,358,486

F-19

Consolidated Statement of Operations

For the Year Ended December 31, 2017

	Previously
	Filed	Adjustment		As Restated
Revenue	$235,690	$—		$235,690
Cost of revenue	213,111	—		213,111
Gross profit	22,579	—		22,579

Operating expenses:
Selling and marketing expenses	86,098	—		86,098
Product development	303,555	—		303,555
General and administrative expenses	3,249,659	—		3,249,659
Impairment of leased assets	—	2,800,000	c	2,800,000
Total operating expenses	3,639,312	2,800,000		6,439,312
Loss from operations	(3,616,733)	(2,800,000)		(6,416,733)

Other income (expense):
Interest and financing costs	(523,833)	331,438	b	(192,395)
Change in value of derivative liability	40,265	—		40,265
Total other income (expense)	(483,568)	331,438		(152,130)
Net loss	$(4,100,301)	$(2,468,562)		$(6,568,863)

Weighted average shares outstanding :
Basic	25,297,066	—		25,297,066
Diluted	25,297,066	—		25,297,066
Loss per share
Basic	$(0.16)	$(0.10)		$(0.26)
Diluted	$(0.16)	$(0.10)		$(0.26)

F-20

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2017

	Previously
	Filed	Adjustment		As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,100,301)	$(2,468,562)		$(6,568,863)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	82,904	—		82,904
Stock option expense	1,676,476	—		1,676,476
Non-cash financing costs	39,293	—		39,293
Amortization of debt discounts	455,758	(331,438	)b	124,320
Impairment of leased assets	—	2,800,000	c	2,800,000
Change in value of derivative liability	(40,266)	—		(40,266)
Change in operating assets and liabilities:		—
Prepaid expenses	(13,406)	—		(13,406)
Accounts payable	15,966	—		15,966
Accrued expenses	31,453	—		31,453
Net cash used in operating activities	(1,852,123)	—		(1,852,123)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(3,178)	—		(3,178)
Net cash used in investing activities	(3,178)	—		(3,178)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	2,484,199	—		2,484,199
Payment of offering costs	(614,805)	—		(614,805)
Proceeds from convertible note payable	100,000	—		100,000
Repayment of convertible note payable	(113,888)	—		(113,888)
Proceeds from notes payable	887,667	—		887,667
Proceeds from advance from related party	50,000	—		50,000
Repayment of advance from related party	(125,000)	—		(125,000)
Repayment of finance lease obligations	(522,777)	—		(522,777)
Net cash provided by financing activities	2,145,396	—		2,145,396

NET INCREASE IN CASH	290,095	—		290,095
CASH, BEGINNING OF PERIOD	18,643	—		18,643
CASH, END OF PERIOD	$308,738	$—		$308,738

CASH PAID FOR:
Interest	$16,402	$—		$16,402
Income taxes	$—	$—		$—

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES
Finance lease obligations	$2,116,068	$—		$2,116,068
Value of equity recorded as debt discounts	$1,368,063	(1,178,036	)a	$190,027

F-21

Item 8.	Exhibits

Exhibit No.	Description

2.1	Certificate of Incorporation of YayYo, Inc. (incorporated by reference to Exhibit 2.2 contained in the Registrant’s Form 1-A filed on December 15, 2016).

2.2	Amended and Restated Certificate of Incorporation of YayYo, Inc. (incorporated by reference to Exhibit 2.4 contained in the Registrant’s Form 1-A filed on December 15, 2016).

2.3	Bylaws of YayYo, Inc. (incorporated by reference to Exhibit 2.3 contained in the Registrant’s Form 1-A filed on December 15, 2016).

2.4	Amended and Restated Bylaws of YayYo, Inc. (incorporated by reference to Exhibit 3.4 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

2.5	Certificate of Conversion of YayYo, LLC (incorporated by reference to Exhibit 2.1 contained in the Registrant’s Form 1-A filed on December 15, 2016).

2.6	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 2.5 contained in the Registrant’s Form 1-A filed on December 15, 2016).

2.7	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 contained in the Registrant’s Form 1-A filed on January 19, 2017).

5.1	Voting Trust Agreement, dated October 11, 2018, by and among YayYo, Inc., X, LLC, and each Trustee

6.1	Form of Product Management Proposal (incorporated by reference to Exhibit 10.2 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.2	Form of Employment Offer (incorporated by reference to Exhibit 10.3 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.3	Form of 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.4	Agreement with Chase Financing Inc., dated January 1, 2017 (incorporated by reference to Exhibit 10.5 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.5	Limited Recourse Guaranty and Pledge with X, LLC, dated January 6, 2017 (incorporated by reference to Exhibit 6.5 contained in the Registrant’s Form 1-A filed on January 19, 2017).

6.6	Secured Convertible Note to Chase Financing Inc., dated January 6, 2017 (incorporated by reference to Exhibit 6.6 contained in the Registrant’s Form 1-A filed on January 19, 2017).

6.7	Common Stock Purchase Agreement with X, LLC, dated January 6, 2017 (incorporated by reference to Exhibit 10.7 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.8	Promissory Note with X, LLC, dated January 15, 2017 (incorporated by reference to Exhibit 6.8 contained in the Registrant’s Form 1-A filed on February 3, 2017).

6.9	Form of SAFE Agreement (incorporated by reference to Exhibit 6.9 contained in the Registrant’s Form 1-A filed on February 3, 2017)

6.10	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.9 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.11	Warrant, dated March 8, 2018 (incorporated by reference to Exhibit 4.3 contained in the Registrant’s Form S-1/A filed on June 7, 2018)

6.12	Senior Secured Note, dated March 8, 2018 (incorporated by reference to Exhibit 4.4 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

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6.13	Side Agreement, dated July 15, 2017 (incorporated by reference to Exhibit 6.13 contained in the Registrant’s Form 1-A filed on March 28, 2018).

6.14	Secured Promissory Note by and between Distinct Cars, LLC and McKenzie Capital Group, Inc., dated January 4, 2018 (incorporated by reference to Exhibit 6.14 contained in the Registrant’s Form 1-U filed on March 26, 2018).

6.15	Deposit Account Control Agreement, dated March 8, 2018 (incorporated by reference to Exhibit 10.11 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.16	Secured Promissory Note by and between the YayYo, Inc., and Bellridge Capital, L.P., dated December 27, 2017 (incorporated by reference to Exhibit 6.16 contained in the Registrant’s Form 1-A filed on March 26, 2018).

6.17	Security Agreement by and between the Company and Bellridge Capital, L.P., dated December 27, 2017 (incorporated by reference to Exhibit 6.28 contained in the Registrant’s Form 1-A filed on March 26, 2018).

6.18	Registration Rights Agreement, dated March 8, 2018 (incorporated by reference to Exhibit 10.13 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.19	Patent and Trademark Security Agreement, dated December 27, 2017 (incorporated by reference to Exhibit 10.14 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.20	Incentive Agreement For Grant of Stock, dated April 1, 2018 (incorporated by reference to Exhibit 10.15 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.21	Form of Open End Lease Agreement and Disclosure Statement (incorporated by reference to Exhibit 10.16 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.22	Non-Qualified Stock Option Agreement, dated June 9, 2017 (incorporated by reference to Exhibit 10.17 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.23	Independent Director Agreement, dated November 27, 2017 (incorporated by reference to Exhibit 10.18 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

6.24	Independent Director Agreement, dated November 8, 2017 (incorporated by reference to Exhibit 10.19 contained in the Registrant’s Form S-1/A filed on June 7, 2018).

11.1	Consent of AJ Robbins CPA, LLC, dated March 26, 2019

15.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 contained in the Registrant’s Form S-1 filed on April 30, 2018).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California on March 26, 2019.

YAYYO, INC.

By:	/s/ Jonathan Rosen
Jonathan Rosen
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

/s/ Jonathan Rosen	/s/ Kevin F. Pickard
Jonathan Rosen	Kevin F. Pickard
Chief Executive Officer	Chief Financial Officer and Director
(Principal Executive Officer)	(Principal Financial and Accounting Officer)

/s/ Ramy El-Batrawi	/s/ Christopher Miglino
Ramy El-Batrawi	Christopher Miglino
Director	Director

/s/ Harbant S. Sidhu	/s/ Jeffrey J. Guzy
Harbant S. Sidhu	Jeffrey J. Guzy
Director	Director

34